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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Power Financial Corp.

*CURRENT ADDRESS

PROCESSED

MAY 21 2002

THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1716 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlj

DATE : 5/14/02



Building the future

ANNUAL REPORT 2001

Power Financial Corporation

Power Financial Corporation

December 31 (in millions of dollars, except per share amounts)	2001	2000
Total revenue	17,889	16,510
Net earnings	879	786
Operating earnings per common share, before goodwill amortization and non-recurring items	2.53	2.18
Net earnings per common share	2.44	2.18
Dividends declared per common share	0.8800	0.7250
Total assets	67,069	59,403
Total assets and assets under administration	180,980	141,060
Shareholders' equity	5,828	4,963
Book value per common share	14.65	12.72
Common shares outstanding (in millions)	346.7	347.1

TABLE OF CONTENTS

Profile

POWER FINANCIAL CORPORATION HAS SIGNIFICANT INTERESTS IN THE FOLLOWING COMPANIES:

GREAT-WEST LIFECO INC. holds a 100 per cent interest in The Great-West Life Assurance Company ("Great-West Life") and in Great-West Life & Annuity Insurance Company. Great-West Life also holds a 100 per cent interest in London Insurance Group Inc., which in turn owns a 100 per cent interest in London Life Insurance Company. Total assets and assets under administration of Lifeco and its operating subsidiaries are over $98 billion.

THE GREAT-WEST LIFE ASSURANCE COMPANY is a Canadian life and health insurance company providing group insurance and disability insurance products plus a broad selection of insurance and retirement savings and income products, including a range of investment funds.

LONDON LIFE INSURANCE COMPANY offers financial security advice through its Freedom 55 Financial division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada and operates internationally through its subsidiary London Reinsurance Group Inc., a supplier of reinsurance in the United States and Europe.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY operates in the United States of America, providing employee benefits for corporations and meeting the retirement income needs of employees in the public/non-profit sector.

INVESTORS GROUP INC. is one of Canada's leading financial services companies with over $41.6 billion in assets under management and a network of 3,400 consultants. In addition to an exclusive family of mutual funds, managed asset and other investment vehicles, Investors Group offers a wide range of mortgage, insurance and brokerage services. Together, Investors Group and Mackenzie Financial Corporation comprise Canada's largest mutual fund organization with over $80 billion in assets under management and administration.

MACKENZIE FINANCIAL CORPORATION is an integrated financial services company whose core business is the management of mutual funds in Canada, with a distribution relationship with over 37,000 independent financial advisers. Mackenzie offers a family of mutual and segregated funds, provides trustee, administrative and securities services and offers a wide variety of deposit and lending products.

THE PARGESA GROUP holds significant positions in a selected number of large companies based in Europe. These companies operate in strategic industries including media, energy, water, waste services, and specialty minerals.

Group Organization Chart



POWER FINANCIAL CORPORATION
77.8%
4.4%
3.5%
56.2%
50.0%
GREAT-WEST LIFECO INC.
INVESTORS GROUP INC.
PARJOINTCO N.V.
100%
100%
100%
100%
100%
54.6%
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
THE GREAT-WEST LIFE ASSURANCE COMPANY
LONDON LIFE INSURANCE COMPANY
INVESTORS GROUP
MACKENZIE FINANCIAL CORPORATION
PARGESA HOLDING S.A.

ABOVE PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST AS AT DECEMBER 31, 2001.

Geographic Distribution of Investments



EUROPE
UNITED STATES
CANADA

"We haven't inherited the Earth from our parents; we have borrowed it from our children."

ANTOINE DE SAINT-EXUPERY, FRENCH AVIATOR AND WRITER, 1900-1944.

The future

Prominent among the many lessons emanating from the tragic events of September 11, 2001 is a strengthening focus on the essential things in life.

Behind the striving of our companies to provide better products, better protection and better investment returns, lies the personal determination of our employees and representatives to prepare a better future for our children. There is no stronger message of optimism than this.



PAUL DESMARAIS, JR.
CHAIRMAN OF THE BOARD,
POWER FINANCIAL
CORPORATION



ROBERT GRATTON
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
POWER FINANCIAL
CORPORATION

Directors' Report to Shareholders

Power Financial Corporation's operating earnings, before amortization of goodwill and other items of a non-recurring nature, were $906 million or $2.53 per share in 2001, as against $789 million or $2.18 per share in 2000, representing an increase of 16.1 per cent on a per share basis.

Goodwill amortization, which primarily consists of Power Financial's share of goodwill amortization recorded by its subsidiaries, was $107 million or $0.31 per share in 2001, compared with $63 million or $0.18 per share in 2000. This increase results mainly from goodwill recorded by Investors Group Inc. on the acquisition of Mackenzie Financial Corporation during the second quarter of the year.

As previously reported, Power Financial's share of specific charges recorded in 2001 by Great-West Lifeco Inc., relating to Alta Health & Life Insurance Company and to a claims provision resulting from the September 11, 2001 events, amounted to $189 million or $0.55 per share.

Other income was $269 million or $0.77 per share in 2001, compared with $60 million or $0.18 per share in 2000. Other income in 2001 consisted primarily of a dilution gain related to the acquisition of Mackenzie Financial, net of the share of a restructuring charge recorded by Investors Group, as well as the Corporation's share of net gains within the Pargesa group.

Net earnings, including amortization of goodwill and other items of a non-recurring nature, were $879 million or $2.44 per share in 2001, as against $786 million or $2.18 per share in 2000.

DIVIDENDS For the tenth consecutive year, Power Financial Corporation's common share dividend was increased so that at the end of 2001, the quarterly dividend was 24 cents per share, compared with 20 cents at the end of 2000 and compared with 4 cents per share at the end of 1991 (adjusted for share splits). The dividends declared on common shares totalled 88 cents per share in 2001, compared with 72.5 cents in 2000, representing an increase of 21 per cent.

Power Financial Corporation's principal subsidiaries and affiliate also increased their dividends in 2001. Great-West Lifeco's quarterly dividend was 20.5 cents per common share at the end of 2001, as against 17 cents at the end of 2000. The quarterly dividend paid on common shares of Investors Group increased from 16 cents to 19 cents per share during the year. During the same period, Pargesa Holding increased its dividend per bearer share from SF74 to SF75.

NORTH AMERICA Great-West Lifeco reported net income attributable to common shareholders on an adjusted basis of $753 million for the twelve months ended December 31, 2001, an increase per share of 18 per cent over 2000. This result is before two specific adjustments, comprised of a third-quarter claims provision in Canadian operations of $73 million from the events of September 11, 2001, and a second-quarter charge of $165 million in United States operations associated with Alta Health & Life Insurance Company. Including the two non-recurring charges, net income attributable to common shareholders for 2001 was $515 million, compared with $643 million in 2000.

Great-West Lifeco's return on common equity on an adjusted basis was 19.4 per cent for the year 2001, the highest among Canadian Life insurance companies by a significant margin.


1.17 1.53 1.83 2.18 2.53
2.20
1.80
1.40
1.00
0.60
97 98 99 00 01

POWER FINANCIAL CORPORATION

EARNINGS PER SHARE, BEFORE GOODWILL AMORTIZATION AND NON-RECURRING ITEMS (IN DOLLARS)

In Canada, Great-West Lifeco reported adjusted consolidated net earnings attributable to common shareholders of $322 million, up 25 per cent from a year ago. This adjusted result excludes a third-quarter charge of $73 million related to a reinsurance claims provision from the events of September 11, 2001. Including the September 11, 2001 charge, Canadian consolidated net earnings of Great-West Lifeco attributable to common shareholders were $249 million, compared with $257 million a year ago.

In the United States, Great-West Lifeco reported adjusted consolidated net earnings of $431 million, compared with $386 million a year ago, an increase of 12 per cent. The United States adjusted result does not include a non-recurring charge of $133 million after tax or operating losses of $32 million recognized in the second quarter of 2001, both associated with Alta Health & Life.

Investors Group reported net income attributable to common shareholders of $388 million, representing an increase per share of 16 per cent, prior to goodwill amortization and a restructuring charge related to the acquisition of Mackenzie Financial Corporation, compared with $284 million in 2000.

After accounting for a restructuring charge related to the Mackenzie acquisition taken in the second quarter of $96 million pre-tax, net income was $332 million prior to goodwill amortization and $260 million after goodwill amortization.

The results for the twelve months reflect the acquisition of Mackenzie as of April 20, 2001.

Assets under management and administration of Investors Group at December 31, 2001 totalled $83.1 billion, compared with $46.2 billion in 2000, reflecting the increase in assets resulting from the Mackenzie acquisition.

Mutual fund sales related to Investors Group's operations for the twelve-month period were $6.0 billion, compared with $7.1 billion in the prior year. Mutual fund net sales for the period were $1.03 billion, compared with $976 million in the prior year.

Mackenzie's Canadian operations reported mutual fund sales for the year ended December 31, 2001 of $5.5 billion, compared with $6.2 billion in the prior year. Mutual fund net sales for the period were $280 million, compared with $1.5 billion in 2000. Mackenzie showed strong investment performance relative to a general decline in markets.

EUROPE Power Financial's share of net operating earnings of its European affiliate, before goodwill amortization, was $39 million in 2001, as compared with $52 million in 2000. In addition, Power Financial's net share of other income of a non-recurring nature recorded by Pargesa amounted to $72 million in 2001, as compared with $60 million in 2000.

In 2001, Pargesa's operating earnings were impacted principally by a lower contribution from the media sector, partly offset by higher dividends received from TotalFinaElf and Suez. Bertelsmann and RTL Group had to face the economic slowdown and especially lower advertising revenues combined with Internet expenses and the impact of the September 11 events on markets in which they operate. Pargesa recorded earnings of a non-recurring nature of $268 million in 2001, including the gain resulting from the exchange by GBL of its 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann. This compares with $221 million in 2000.



45 55 66 80 96
90
78
66
54
42
97 98 99 00 01

POWER FINANCIAL CORPORATION

ANNUALIZED DIVIDEND AT YEAR-END (IN CENTS PER SHARE)

GROUP DEVELOPMENTS

NORTH AMERICA In April 2001, Investors Group successfully completed the acquisition of Mackenzie Financial Corporation in payment for which Investors Group issued 38,802,952 of its common shares and paid $3.2 billion in cash. Power Financial and Great-West Life participated in the transaction by investing in common shares of Investors Group. Mackenzie is one of Canada's premier manufacturers and distributors of mutual funds and other managed asset products. Mackenzie was particularly attractive to Investors Group for its success in focusing on the independent financial planner and full-service broker distribution channels. Together, Investors Group and Mackenzie comprise one of Canada's largest mutual fund, managed asset and wealth creation companies.

In November 2001, Power Financial Corporation issued 8,000,000 Non-Cumulative First Preferred Shares, Series E, at $25 per share for gross proceeds of $200 million, carrying a 5.25% annual dividend. Proceeds were used to supplement the Corporation's financial resources and for general corporate purposes.



The natural curiosity to explore
the world around us – the natural temptation
to change the way things are done.



EUROPE In April 2001, the Pargesa group continued its ongoing program directed at simplifying its group structure by amalgamating two of its major holding companies Groupe Bruxelles Lambert S.A. and Electrafina S.A. The amalgamated entity kept the name Groupe Bruxelles Lambert S.A. Pargesa held a 48.1 per cent equity interest (50.1 per cent of the voting rights) in the new Groupe Bruxelles Lambert S.A. at December 31, 2001.

In July 2001, Groupe Bruxelles Lambert successfully closed the transaction announced early in the year whereby GBL exchanged its 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann AG. The transaction also allows the Pargesa group's media interests, which were focused in Europe and on television and radio, to evolve into a more diversified global media business with book and magazine publishing, music, television, radio, printing, electronic media, and Internet activities in Europe, North America and Asia.

BOARD OF DIRECTORS At their Annual Meeting on May 16, 2001, shareholders elected Mr. Anthony R. Graham to the Board of Directors. Mr. Graham is President of Wittington Investments, Limited, an investment management company; Mr. Graham has had many years of experience in the financial services industry.

Two Directors are retiring from the Board having reached the normal age of retirement under the Corporation's by-laws.

Mr. James W. Burns served as Chairman and Chief Executive Officer of Power Financial Corporation from 1986 to 1990. He has also served as President and Deputy Chairman of Power Corporation. Mr. Burns began his outstanding career with Great-West Life in 1953. He rose to become its President and Chief Executive Officer in 1971 and Chairman in 1978. He is also Chairman of Great-West Lifeco and London Life and serves as a member of the Board and Executive Committees of Investors Group and several other Power Financial group companies. In recognition of his long service and continuing contribution to the affairs of the group, Mr. Burns will be named Director Emeritus of Power Financial Corporation.

Dr. Sylvia Ostry has served as a Director of Power Financial Corporation since 1990. She served as a member of the Audit Committee of the Board of Directors. In addition, she has served as a Director of Power Corporation, as well as a member of the Power Corporation International Advisory Council, on which she will continue to serve. Dr. Ostry made an important contribution to the work of the Board and the growth of the Corporation.

OUTLOOK The companies in the Power Financial group have provided their shareholders with superior financial results. Your Directors believe that the future prospects for growth of Power Financial's group companies remain most favourable.

In Canada, Great-West, London Life, Investors Group and Mackenzie Financial comprise the leading network for the delivery of financial products and services. Great-West is a leading life and health insurer in Canada. Together with its subsidiary, London Life, Great-West serves the financial security needs of more than nine million Canadians. Investors Group and Mackenzie Financial together comprise Canada's largest sponsor and distributor of mutual funds with over two million clients. In the United States, Great-West Life & Annuity is focused on providing a broad range of insurance and retirement saving products and services to selected markets. In Europe, the Pargesa group includes interests in four prominent operating companies with excellent franchises and prospects for continued growth.

The Directors of Power Financial wish to express their appreciation to the officers, employees and representatives of the companies in the Power Financial group for their contribution to the group's success during the past year.

On behalf of the Board,

Paul Desmarais, Jr.
Chairman of the Board

Robert Gratton
President and Chief Executive Officer

April 8, 2002

Canada

Great-West Lifeco
Great-West Life
London Life

Investors Group
Mackenzie Financial

Great-West Lifeco Inc.

Great-West Lifeco Inc. ("Lifeco") is a financial services holding company with interests in the life and health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada and the United States.

Lifeco and its companies have more than $98 billion in assets under administration. Its major subsidiaries are The Great-West Life Assurance Company ("Great-West Life") in Canada and Great-West Life & Annuity Insurance Company ("GWL&A") in the United States. Lifeco holds a 100 per cent interest in Great-West Life and GWL&A. Great-West Life holds 100 per cent of London Insurance Group Inc., which in turn holds 100 per cent of London Life Insurance Company ("London Life").

Great-West Life, London Life and GWL&A continue to hold superior ratings from the major rating agencies, including A.M. Best Company, Dominion Bond Rating Service, Fitch Ratings, Moody's Investors Service and Standard & Poor's Corporation.

CONSISTENT PERFORMANCE OVER TIME Lifeco has a long history of consistently delivering solid performance, through many business cycles. In 2001, Lifeco again demonstrated the strengths inherent in the diversity and quality of its business, and in the ability of its subsidiaries to deliver the financial products and services that North Americans want.

Lifeco's overall performance continued to be strong, in a year that saw the business environment deteriorate for many industries. Earnings for common shareholders, on an adjusted basis, increased 18 per cent over 2000 to $753 million, while return on equity, on an adjusted basis, was 19.4 per cent.

Earnings growth was tempered by two events during the year. Challenges that arose during integration of Alta Health & Life Insurance Company by Lifeco's U.S. subsidiary, GWL&A, resulted in a non-recurring charge of $165 million. As a result of actions taken during the year, the company anticipates this business will deliver expected margins in 2002.

Lifeco also established a provision of $73 million in the shareholder account for potential reinsurance claims arising from the events of September 11, which is reflected in the results of Lifeco's Canadian subsidiary, Great-West Life. Including these charges, net income attributable to common shareholders of Lifeco declined to $515 million.



74.2 83.1 87.2 92.9 98.0
96
90
84
78
72
97 98 99 00 01

GREAT-WEST LIFECO INC.

TOTAL ASSETS AND ASSETS UNDER ADMINISTRATION (IN BILLIONS OF DOLLARS)

Earnings in 2001 from Lifeco's two operating subsidiaries, Great-West Life and GWL&A, continued the pattern shareholders have come to expect from Lifeco. Excluding the impact of September 11, earnings attributable to common shareholders from Canadian operations increased 25 per cent over 2000, to $322 million. In the United States, earnings attributable to common shareholders were $431 million, an increase of 12 per cent over 2000, excluding charges related to the Alta integration. Including these charges, these results declined 3 per cent and 31 per cent, respectively, from 2000 levels.

Continuing strong demand for the services and products provided by Lifeco's subsidiaries was evident in premiums and deposits, which grew 5 per cent over 2000 to $28.2 billion. Administrative services only (ASO) businesses showed particularly strong growth, with self-funded premium equivalents increasing 15 per cent. The growth in ASO business was also a factor in the 13 per cent increase in fee income.

Total assets under administration grew 6 per cent over 2000 to $98 billion. Growth in general funds, at 6 per cent over 2000, was significantly above previous years, while segregated fund assets grew by 5 per cent, despite difficult market conditions.

For the ninth consecutive year, Lifeco increased dividends paid to common shareholders, this year by 20 per cent, for a five-year compound growth rate of 21 per cent.

For information on Lifeco's subsidiaries, please refer to page 19 for Great-West Life and page 39 for GWL&A.



RAYMOND L. McFEETORS
PRESIDENT AND CHIEF
EXECUTIVE OFFICER,
GREAT-WEST LIFE
AND LONDON LIFE

Great-West Life
London Life

The diversity of Great-West Life's operations is a key driver behind the company's pre-eminent position in the Canadian financial services market place. From advice distribution to investment management, Great-West Life's diverse operations are important to its ongoing success and provide a good complement to its traditional insurance businesses.

In 2001, sales showed strong growth in two major lines – reinsurance, up 20 per cent over 2000, and group insurance, which grew by 26 per cent. Although sales in the company's retirement and investment product lines declined 32 per cent from 2000 levels, that comparison includes one record-setting pension case in 2000 and reflects the difficult market conditions in 2001.

Among the factors influencing the growth in revenue premium was strong persistency in the company's inforce business, which is an indication of the level of client satisfaction with the company's products and services, and a clear reflection of the value the company's distribution systems offer clients, particularly in a difficult economy.

Fee income showed consistent growth, up 13 per cent over 2000. Assets under administration grew 4 per cent. Although the decline in equity markets depressed segregated fund sales and deposits, the company outperformed the Canadian market in individual segregated fund sales and maintained its leading market share in terms of net deposits and total assets. Individual segregated fund assets increased 5 per cent, while the overall market saw a drop in segregated fund assets. Likewise, individual segregated fund withdrawals were significantly below the market's experience, again reflecting the value offered by the company's distribution channels. This result helped the company increase its market share in the individual segregated fund market, enhancing its leading market position.

While total net income declined 3 per cent, reflecting the impact of September 11 on the company's reinsurance business, the underlying net income for the other lines of business increased sharply, up 14 per cent in individual insurance and retirement and investment products and 24 per cent in group insurance. The company expects the reinsurance market to improve substantially in 2002, with increased premium rates and improved terms and conditions.

GROUP BENEFITS

Great-West Life has long been a leader in the Canadian group benefits market place. The company has established this position through a combination of low unit costs, commitment to customer service, and a comprehensive array of products and services designed to help clients find cost-effective solutions to their benefits plan needs. These are delivered through an extensive distribution system that encompasses Great-West Life and *Freedom 55 Financial*™ security advisers and Investors Group consultants, plus representatives of other major financial institutions and national employee benefits consulting firms.



7.08 8.12 8.70 9.81 10.47
9.75
9.00
8.25
7.50
6.75
97 98 99 00 01

GREAT-WEST LIFECO INC.
BOOK VALUE PER SHARE
(IN DOLLARS)

Emerging technologies and the Internet offer enormous potential to continue to press home these strategic advantages, and enhance the services available for clients. The Group Division is focused on developing new tools to expand its markets and distribution and service capacity. One area of particular interest is allowing plan sponsors, plan members and producers, direct and expanded access to Great-West Life's administration and claims systems to perform real-time transactions, and access online benefits and claims information.

Great-West Life was the first insurer in Canada to offer Internet-based benefits services, with the introduction of *GroupNet*™ in 1996. This past year, Great-West Life expanded *GroupNet* to small group clients, and enhanced its effectiveness with the addition of an enrollment feature. Great-West Life also introduced an extensive array of online



EVA MAUDE

Experts predict that a child born today will have a fifty-fifty chance of living to age one hundred.



disability management information reports and analysis models, designed to support clients in their management of this important employee benefit.

After a successful trial period, the company launched its *Sonata Health*™ benefits plan nationwide. *Sonata Health* is geared toward individuals and their families who do not have access to benefits plans through an employer.

INDIVIDUAL INSURANCE Great-West Life and London Life offer clients a broad portfolio of life and health insurance products that Canadians rely on to manage the financial risks associated with illness and loss.

The Canadian market for individual insurance is highly competitive, and new growth opportunities are limited. The companies' strategy in this market has been to concentrate manufacturing capabilities on products where they have the expertise and market share to be competitive, and to augment their product offerings through agreements with other leading insurers.

Many of Great-West Life's products – in particular, disability and critical illness insurance as well as group benefit plans for small employers – are also marketed through a number of other major financial services companies. This diversification in distribution and product offerings has resulted in ongoing growth in sales.

Great-West Life also continues to reap a competitive advantage from its innovative product and marketing support network, *The Resource Centre*™. Unique in the industry, *The Resource Centre* offers financial security advisers a comprehensive portfolio of financial security planning products and an unparalleled range of support services – from product and marketing information to access to tax and estate planning expertise, investment experts and residential mortgage specialists.

Electronic application forms and a variety of specialty Web sites round out the support that helps make Great-West Life and Freedom 55 Financial the organizations of choice for many financial security advisers. New in 2001 is *freedom55financial.com,* a Web site that introduces visitors to financial security planning concepts and how to work with a financial security adviser, and enables them to contact a financial security adviser in their region.

There is a growing awareness among Canadians of the need to plan for unexpected illness. In 2001, Great-West Life enhanced its *Oasis*™ critical illness product, already one of the most flexible, competitive and affordable critical illness products on the market. As well, Great-West Life expanded its distribution network for this product through agreements with two leading Canadian life insurers.

WEALTH ACCUMULATION AND MANAGEMENT Canadians continue to choose segregated funds and mutual funds as their main vehicles for accumulating wealth.

Since its launch in 2000, *Quadrus Investment Services Ltd.*™ has become one of the largest mutual fund dealers in Canada in terms of distribution, with more than 2,600 licensed representatives. This year, Quadrus worked with Mackenzie Financial, a subsidiary of sister company Investors Group, to benefit from their information technology and other areas of expertise and provide mutual fund clients with enhanced service.

Great-West Life and London Life continue to be the leading segregated fund providers in Canada, managing over $19 billion in assets on behalf of clients. While many companies are retreating from the segregated fund market because of increased capital and reserve requirements, Great-West Life believes there is enormous growth potential, especially among small business owners and affluent investors concerned with wealth preservation.

Through their Great-West Life or Freedom 55 Financial security and investment representatives, clients can access more than 50 segregated funds and 40 exclusive mutual funds. Subsidiaries GWL Investment Management Ltd., London Life Investment Management Ltd. and GWL Realty Advisors provide their specialized expertise either as fund managers for many of these segregated funds, or through investment and advisory services for institutional clients.



42.3 45.4 48.0 51.8 53.8
52
49
46
43
40
97 98 99 00 01

GREAT-WEST LIFECO INC.

TOTAL ASSETS AND ASSETS UNDER ADMINISTRATION (CANADA) (IN BILLIONS OF DOLLARS)

OUTLOOK With its low unit costs and extensive distribution position, Great-West Life is well positioned for continued growth. The emergence of new technologies, combined with the growth of the Internet, is creating new challenges and opportunities to expand the company's markets and enhance growth. The company will capitalize on these opportunities in the group benefits market by providing plan sponsors, plan members and producers with direct and expanded access to its administration systems. As well the Internet will offer new opportunities to supply information and introduce other financial products.

The company also sees significant opportunity to offer retirement and investment products to its insurance clients, and in the growing mass affluent and high net worth markets. New investment planning, business planning and activity management tools, which began rolling out late in the year, are expected to significantly increase financial security advisers' productivity in these areas. The company plans to continue to enhance the support it provides financial security advisers, and to look at opportunities to provide a broader array of products through Quadrus.



BRIAN

Given their longer life span, our children
will spend one-third of their lives in retirement.





R. JEFFREY ORR
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
INVESTORS GROUP INC.

Investors Group Inc.

Investors Group Inc. is one of Canada's premier mutual fund, managed asset and wealth creation companies. Investors Group Inc. has been doing business in Canada for over 75 years. Today, Investors Group Inc., with over 2 million clients and more than $80 billion in assets under administration, is the acknowledged leader in a growing industry.

The company's two operating units, Investors Group and Mackenzie Financial Corporation, offer their own distinctive products and services through separate advice channels encompassing over 40,000 consultants and independent financial advisers.

FINANCIAL RESULTS The company acquired Mackenzie Financial Corporation effective April 20, 2001 and the company's financial performance reflects the inclusion of Mackenzie's results from this date and the financing of the transaction. Reduced commission expenses offset the effects of lower sales of long-term mutual fund products and asset levels that were negatively impacted by weak financial markets.

Net income available to common shareholders for the year, prior to the amortization of goodwill and a restructuring charge taken during the year relating to the acquisition of Mackenzie, was $388 million, compared with $284 million in 2000, an increase of 36.4 per cent. Diluted earnings per share on the same basis were $1.56 in 2001, compared with $1.35 in 2000, an increase of 16.0 per cent. After goodwill amortization and the restructuring charge, net income available to common shareholders in 2001 was $260 million or $1.05 per share. Dividends per share increased for the twelfth consecutive year, rising 12 cents to 73 cents.

CREATING A POSITION OF LEADERSHIP The acquisition of Mackenzie has provided the company with a leading position in the independent financial planner and full-service broker channels, through one of the country's premier manufacturers and distributors of mutual funds and other managed asset products.

Mackenzie was attractive to the company for many reasons, including its successful focus on a different sector of the market than that of the company's existing operations. Accordingly, Mackenzie will operate separately, with its own investment management, marketing and distribution, brands and corporate leadership. Notwithstanding this approach, there are many opportunities for significant revenue synergies and cost synergies in areas such as back-office, systems and supplier relationships, which will benefit both shareholders and clients.



3.54 4.03 4.59 5.23 8.81[1]
8.25
7.00
5.75
4.50
3.25
97 98 99 00 01

INVESTORS GROUP INC.

BOOK VALUE PER SHARE
(IN DOLLARS)

[1] Increase in 2001 reflects the issuance of shares in connection with the acquisition of Mackenzie Financial Corporation.

The mutual fund industry and, more broadly, the wealth management industry enjoy significant growth prospects and that has attracted very capable and determined competition. This has intensified as the major Canadian banks and globally based fund management organizations increase their activities in this market. However, the company benefits from formidable advantages:

- the largest mutual fund client base in Canada, with over 2 million clients;
- strong and diversified distribution through a network of 3,400 in-house consultants, relationships with a vast network of independent financial advisers and through access to over 3,800 Great-West Life and London Life advisers and agents;
- the scale provided from managing $80 billion in client assets, with a resulting ability to develop, manufacture and distribute competitive products and services on a cost-effective basis well into the future and augmented by Mackenzie's well-deserved reputation for innovative product development;

- a superior product shelf diversified by brand, style and asset category, including a combined 284 mutual funds, 49 segregated funds, 4 asset allocation programs, 40 sub-advisers and 18 fund brands and including insurance, securities and banking products;
- highly regarded and globally based investment management operations, with strong fund performance records on both a short- and a long-term basis, and a reputation strengthened by having protected clients' assets very well through the difficult markets of 2001;
- financial strength and stability in its own right, together with the benefits of being part of the broader Power Financial group of companies.

INVESTORS GROUP REPORT ON OPERATIONS Investors Group is one of Canada's leading financial services companies with $41.6 billion in assets under management, a network of 3,400 consultants nationwide and access to 3,800 advisers and agents through its sister companies, Great-West Life and London Life.

Investors Group has a strong tradition of investment management with global operations in Winnipeg, Toronto, Montréal, Dublin and Hong Kong. Investors Group offers a full range of investments through its Investors *Masterseries™* and externally advised funds, along with a broad selection of insurance, mortgage and securities products and services. In addition, *Solutions Banking™* products and services will be offered to clients through an exclusive arrangement with CIBC in the upcoming year.

Investors Group has built enduring client relationships through long-term financial planning by focusing on the total financial needs of its clients, and offering a comprehensive selection of financial planning and wealth management products, services and advice in support of that objective.

Investors Group provides its consultant network with the products, training and professional support they need to deliver personal financial solutions tailored to each client's individual needs. The consultants also provide knowledgeable investment planning, retirement planning, tax planning and estate planning advice, which add significant value to clients.

Investors Group has the scale, strategic partnerships and financial strength to provide a comprehensive suite of industry-leading products, services and support to clients and consultants.

This includes a selection of 94 mutual funds and managed asset funds through Investors *Masterseries™* and 21 other world-leading money-management firms, complemented by a wide range of insurance, securities and mortgage options and the knowledgeable investment, retirement, tax and estate planning advice of Investors Group's consultants.

2001 RESULTS Investors Group achieved positive results in 2001, a year that provided significant challenges across the financial services industry.

Mutual fund net sales through Investors Group's consultant network were up 125.7 per cent over the previous year to $837 million, while the redemption rate on long-term funds was down to 9.6 per cent from 11.7 per cent a year ago. Sales of insurance products were up 16.3 per cent to $30.9 million for the year; securities assets under administration increased by 26.7 per cent to $3.4 billion; and mortgage originations increased by 11.1 per cent to $936 million in 2001.

During 2001, Investors Group focused on directing resources toward initiatives that had direct benefits to clients and consultants, on improving client service and consultant productivity and, on capitalizing on economies of scale, through relationships with Mackenzie, Great-West Life and London Life, specifically in the areas of administration, technology and product distribution.

CHALLENGES FOR 2002 Investors Group has, for many years, experienced significant growth in assets as a result of net sales of mutual funds and other products and a rise in the value of those funds. In 2000 and 2001, these growth rates slowed from their historical levels, consistent with market and industry conditions overall. Although the long-term growth prospects for Investors Group are excellent, in the immediate term there will be a high degree of focus on containment of operating expenses, careful selection of new initiatives and strong execution of those initiatives.

Investors Group is focused on building a reputation for excellence in execution through effective planning set against realistic time frames and implementation schedules. In 2002, it will work diligently to execute in the following areas:

- derive further benefits from Investors Group's relationship with Mackenzie. The year ahead will focus on achieving additional expense and revenue opportunities in corporate operations, shared services and other areas;
- accelerate the level of growth in client assets, assisted in part by the introduction of new banking, brokerage and mutual fund products during the year;
- continue to control expenses with close management of staffing and discretionary costs.

Investors Group looks forward to meeting the challenges that lie ahead.



Medical progress means that our children will live longer, healthier lives.





JAMES HUNTER
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
MACKENZIE FINANCIAL
CORPORATION

Mackenzie Financial Corporation

MACKENZIE FINANCIAL REPORT ON OPERATIONS

Mackenzie is an integrated financial services company that operates in North America and globally through partner sub-adviser firms. Mackenzie is composed of three business units:

- Canadian Asset Management Operations – markets and manages mutual funds in Canada through Mackenzie Financial Services Inc.; manages assets for private individuals and organizations in a separate account business;
- Trust and Administrative Services – offers financial products and services through M.R.S. Trust Company, Multiple Retirement Services Inc., M.R.S. Securities Services Inc. and Winfund Software Corp. (together MRS);
- U.S. Asset Management Operations – markets and manages mutual funds and separate accounts in the United States through its majority-owned subsidiary, Mackenzie Investment Management Inc., a public company with its own listing on the Toronto Stock Exchange (symbol MCI).

Mackenzie's core business is the management of mutual funds in Canada. With over 1,500,000 clients and $33.4 billion in assets under management, Mackenzie provides investment management, marketing and administrative services for 176 mutual funds and 41 segregated funds including such well-recognized and trusted brands as Cundill, Ivy, Mackenzie, Maxxum and Universal as well as the Star and Keystone asset allocation programs. Mackenzie is Canada's second largest mutual fund company serving the independent financial planner and full-service broker channels.

Mackenzie enjoys an excellent reputation within the financial services industry – a result of providing its clients with innovative financial products, quality service and industry-leading support and education. Mackenzie's multiple distribution and support capability is the foundation of its relationship with over 37,000 independent financial advisers, enabling Mackenzie to deliver consistently strong financial performance.

THE BUSINESS Mackenzie's core mutual fund operation continues to focus on supporting the more than 37,000 independent financial advisers, who recommend its product. Studies have shown that investors who use a financial adviser experience better long-term portfolio performance because they are more likely to adhere to their strategy and thus reach defined investment goals. Furthermore, Mackenzie's research shows that high net worth and emerging high net worth investors prefer to use the services of a financial adviser. Mackenzie will continue to develop new products and services to meet the needs of this growing market segment.

As the industry has grown and matured, Canadian investors have become ever more sophisticated and knowledgeable. Increased access to information through the Internet has empowered Canadian investors. This is a win-win for financial advisers and investors alike; as educated investors are more likely to be successful investors.

Meanwhile, lines distinguishing the traditional advice channels and non-traditional service providers have blurred. For example, in-branch financial advisers at Canada's chartered banks are among the fastest growing distribution networks in the industry today. Discretionary managed accounts, third-party asset allocation services and "wrap" programs are also becoming increasingly important drivers of market share. Fund selection and management of these programs is frequently determined by independent consulting institutions or by the mutual fund research arm of an investment dealer. Consequently, Mackenzie has dedicated additional resources to serve these emerging channels and to build on its existing relationships.

The attractive benefits of segregated funds combined with the large number of insurance advisers across Canada present new growth opportunities for distribution within the insurance industry. Mackenzie is increasing its efforts to forge strong relationships with this channel. Mackenzie funds are well represented within the distribution networks of most of the major insurance companies across Canada, and Mackenzie will continue to grow as its products gain additional shelf space in the future.

Mackenzie's range of investment choices is a key advantage in attracting independent financial advisers to its funds. Its in-house investment management capability is widely acknowledged as among the best in the industry and, through partnerships with prominent domestic and international sub-advisers, Mackenzie provides investment management services across a complete spectrum of geographic areas and market segments.

Mackenzie offers the widest and most innovative product array in Canada. The Universal Funds, whose hallmark is offering investment management on a global, regional and sector-specific or specialist basis, continued its development with the launch of Universal Growth Trends Capital Class in August 2001. The Ivy and Cundill fund families, which are defined by their distinct investment styles, both made inroads in reaching a greater audience of Canadian households this past year.

On October 5, 2001, the Maxxum operations were integrated with Mackenzie. As a result, Mackenzie was able to develop an association with Janus, a well-recognized growth manager based in the U.S., offering two funds with management teams that have unique attributes. The Industrial Funds brand was also retired, merging it with the repositioned Maxxum Funds.

In a period of deteriorating stock markets, global recession and terrorist activity, Mackenzie's relative investment performance was superior. At December 31, 2001, Mackenzie had more Morningstar 5-star ratings than any other mutual fund company in Canada.

In 2001, Mackenzie continued to enhance its reputation and tradition for innovation through the launch and refinement of products that will broaden sales into new markets:

- MULTI-CLASS SHARES – a flexible fund platform that allows Mackenzie to develop pricing flexibility for virtually any market segment or investment objective. This allows it to better meet the needs of independent financial advisers and their clients, institutional investors, group plans, and high net worth investors;
- MACKENZIE TAX MANAGED CAPITAL CLASS FUNDS – designed to minimize taxes on investment income and capital by providing tax-deferred switching between funds. Similar future products will provide independent financial advisers with the capability to solve a number of complex tax-planning issues;
- MANAGED YIELD FUNDS – part of its Capital Class structure, this innovative tax-efficient product provides an alternative to money market instruments, where fund distributions may be categorized as capital gains or dividends and, as such, are taxed at substantially lower rates than interest income produced by competitive products;
- RRSP ELIGIBLE FUNDS – a Mackenzie innovation that is currently being refined to reduce its cost to investors seeking foreign diversification and superior returns in the larger global capital markets;
- ALTERNATE ASSET STRATEGIES – Mackenzie launched its first hedge funds in 2001 and will make these products available to retail investors in 2002. With Vengrowth, Mackenzie also administers one of the largest groups of labour-sponsored venture capital funds in Canada.

Mackenzie has demonstrated leadership in back-office productivity, system scalability, open information systems, industry data standards and initiatives such as FundSERV.

In 2001, Mackenzie accomplished:

- The completion of major long-term systems initiatives – including indexing, imaging and workflow of all major transaction streams. These initiatives provide a solid foundation for future scalability, productivity improvements and cost reductions.
- The introduction of Web trading to independent financial advisers at MRS and Web account access at both MRS and Mackenzie for all independent financial advisers and their clients.

2001 RESULTS Mackenzie's share of the total Canadian mutual fund market for long-term equity, balanced and fixed income funds, increased to 8.5 per cent at December 31, 2001 from 8.1 per cent as at December 31, 2000. Mackenzie ended the year with positive net sales overall, primarily as a result of strong sales of money market funds. Sales of long-term funds were disappointing given Mackenzie's performance results and will clearly be a focus in the year ahead. Total Canadian mutual fund assets under management increased to $33.4 billion as at December 31, 2001 from $31.7 billion as at the corresponding date last year, primarily a result of integrating Investors Group's Maxxum Funds with Mackenzie.

Mackenzie's profitability is leveraged to improving markets, net sales, and the resultant increase in assets under management. Accordingly, Mackenzie was not immune to the decline in global markets. Management responded quickly to contain all discretionary expenditures. These cost initiatives and the business innovations previously described provide Mackenzie with a more competitive cost structure designed to respond to the potential for future growth while maintaining a prudent cost structure if current economic conditions continue.

United States

Great-West Life & Annuity



WILLIAM T. McCALLUM
PRESIDENT AND CHIEF
EXECUTIVE OFFICER,
GREAT-WEST LIFE & ANNUITY

Great-West Life & Annuity

Lifeco's U.S. subsidiary, Great-West Life & Annuity Insurance Company, has followed a strategy of targeting niche businesses that have very high-growth potential. Today, the company is one of the largest health care companies in the United States, and has a leading market position in the public and non-profit financial services market place.

GWL&A's main business is health care, where it is the only national company focused on providing a full service managed care product on a self-funded basis to small- and mid-sized employers. GWL&A also has a strong business in managing defined contribution pension plans for states, cities and counties, and counts 13 of the 50 states among its customers. The company's final core business is manufacturing low-cost, high-value individual life insurance products especially tailored to either bank customers or to corporate customers who have a particular need to fill, such as funding post-retirement benefits for employees.

GWL&A's strength lies in its mix of business, which allows the company to record good year-over-year results even when a particular segment experiences difficulties. The economy and integration issues contributed to a sharp decline in sales in Employee Benefits during the year. Although the company recorded a slight drop in sales in Financial Services, this is in comparison with the record year experienced in 2000. Revenue premium overall increased 8 per cent, reflecting very good persistency in Financial Services and price increases in Employee Benefits. Fee income grew by 13 per cent, an especially notable achievement given the decline in segregated fund markets during the year.

GWL&A's adjusted U.S. $ net income, excluding charges related to the Alta integration, increased 15 per cent overall, with the company posting increases of 15 per cent and 16 per cent in Employee Benefits and Financial Services (U.S.$ results) respectively. When charges related to Alta are included, total net income declined 27 per cent.

EMPLOYEE BENEFITS DIVISION Employee Benefits works with private businesses that are concerned about controlling their benefit costs, and will also work in partnership with them to select appropriate programs for their employee group.



31.9 37.7 39.2 41.1 44.2
42
39
36
33
30
97 98 99 00 01

GREAT-WEST LIFECO INC.

TOTAL ASSETS AND ASSETS UNDER ADMINISTRATION (UNITED STATES) (IN BILLIONS OF DOLLARS)

This year the Employee Benefits Division created two customer-focused teams – one team concentrates exclusively on assisting the 500-plus employee market, and a second team focuses on employers with under 500 employees. This enables the company to concentrate resources on the unique benefit and service requirements of these markets. Larger employers are benefiting from the company's nationwide health networks and dedicated service support, while smaller clients are taking advantage of comprehensive, easy-to-manage benefits packages, backed by helpful self-service tools.

To accommodate members who desire flexibility in their health coverage, GWL&A launched an open access plan in 2001. *OnePlan*℠ encourages members to coordinate their treatment through their primary care physician, and at the same time enables them to pay higher out-of-pocket costs and schedule appointments directly with specialists. To provide even more flexibility, *OnePlan* typically is presented with an attractive preferred provider option. As a result, members can easily choose a health plan that best serves their personal situation.

In response to growing consumer interest in alternative treatments, the company introduced *Comprehensive Alternative Medicine.* This program enables the company's 2.6 million health plan members to receive discounts from participating acupuncturists, chiropractors, masseuses or nutritionists. Members can also take advantage of discounts on a variety of wellness-related materials.



Technological advances are creating new employment prospects for our children.



In 2000, GWL&A's subsidiary *One Health Plan*[SM] became one of the first groups of health plans in the United States to launch a national, full-scale, chronic health management program. With more than 110,000 members, Care*Results*[SM] is now the country's largest disease management program. The program's first-year results show significant health improvements in participants and substantial savings for clients.

The asthma, diabetes, and cardiovascular programs helped curb health care expenses. In comparison with non-participants, the average annual savings ranged from almost $715 per enrolled asthma member to $2,200 per member with heart disease.

To leverage the Great-West identity, broaden marketability, and lessen confusion among customers, Employee Benefits is rolling its acquisitions and health-related subsidiaries under the Great-West name. This strategy is supported by surveys that show clients and brokers have a strong connection to the Great-West brand name, and will also raise the company's profile as an industry leader.

FINANCIAL SERVICES DIVISION The Financial Services Division has carved out a niche in providing retirement savings and income plans for various public and non-profit organizations, and distributing life insurance through partnerships with banks and brokerages. In 2001, in a difficult financial environment, Financial Services continued to lead the industry in customer retention rates, and gained significant new relationships as well.

BenefitsCorp's government markets group surpassed one million plan participants during the year. Complementing this growth was a number one ranking in client retention, based on 2001 bid activity. As a result, the company believes BenefitsCorp is the nation's leading provider of state government defined contribution plans, and second in total market share for all government defined contribution plans.

Several new strategic initiatives will help maintain this position, including an enhanced administrative platform and expanded marketing and education programs to make the company's plans more valuable to plan sponsors and participants.

BenefitsCorp continued to grow in the competitive health care employer sector by assisting clients in meeting their biggest challenges - controlling expenses and attracting and retaining key personnel. BenefitsCorp provides a level of customization and flexibility not typically available in this market, giving hospitals an edge in recruiting and retaining qualified staff.

In 2001, BenefitsCorp introduced *EducatorsMoney*[SM] - a proprietary service designed to help educators save and invest more efficiently and economically for retirement. This Web-enabled program, coupled with retirement plan consultants, addresses the specific culture of the education community and provides low-cost, unbiased investment education and account management tools, along with a full range of brand name, no-load mutual fund investment alternatives. A nationwide launch of the program took place in January 2002.

GWL&A's new subsidiary, *Advised Assets Group,* LLC (AAG), established its first Web-based investment advice program for participants, in partnership with Financial Engines Advisors, LLC. As a registered investment adviser, AAG provides objective, independent investment selection and advice services for defined contribution plan sponsors and participants, helping them to be more knowledgeable in their investment decisions.

INDIVIDUAL MARKETS There is a large market for high-value, low-cost insurance among Americans underserved by traditional insurance channels. Individual Markets has centralized operations to focus on product distribution to its two core markets: Financial Institutions and Business-Owned Life Insurance.

In addition to its long-standing relationships with three major financial institutions, the company was selected in 2001 as a bank life insurance program provider by two additional major banks and a consortium of credit unions. The company also maintains partnerships with two major Internet sites as an Internet life insurance product provider.

As corporate America struggles to attract and retain key executives, non-qualified benefits have become a very important part of an executive's compensation package. The company's variable life insurance products serve as vehicles to fund those non-qualified executive benefits for the Corporate-Owned Life Insurance Market. Product enhancements and a new state-of-the-art administrative system positioned the company strongly to serve the needs of customers well into the future. As a result, new variable universal life insurance premium in 2001 grew to its highest level since introducing the products.

OUTLOOK Delivering cost-effective, value-added services via the Internet will continue to be a main focus for the company. Among the initiatives scheduled for 2002 are the introduction of online billing, which will improve service and generate cost savings for the company, and the addition of new conditions to the company's Internet-based disease management program.

The company also sees continued opportunities in the growing emphasis on funding retirement in the maturing government employee market, and in the current market trend of replacing defined benefit plans with defined contribution plans. As well the company expects continued growth in individual annuity and insurance sales through its distribution alliances.

Europe

The Pargesa Group



AIMERY LANGLOIS-MEURINNE
MANAGING DIRECTOR, PARGESA HOLDING S.A. AND CHAIRMAN OF THE SUPERVISORY BOARD, IMERYS S.A.

The Pargesa Group

PARJOINTCO N.V. Power Financial Corporation, through its wholly owned subsidiary Power Financial Europe B.V. ("PFE"), and the Frère group of Belgium each hold a 50 per cent interest in Parjointco N.V., a Netherlands-based holding company. Parjointco holds a 54.6 per cent equity interest (representing 61.4 per cent of the voting shares) in Pargesa Holding S.A. ("Pargesa"), the Pargesa group's parent company, which is based in Geneva, Switzerland.

PARGESA HOLDING S.A. At December 31, 2001, Pargesa had a 48.1 per cent equity interest (representing 50.1 per cent of the voting rights) in Groupe Bruxelles Lambert S.A. ("GBL"). Pargesa and GBL together held a 53.8 per cent interest in Imerys S.A. At that date, Pargesa had shareholders' equity of $6.4 billion.

GROUPE BRUXELLES LAMBERT S.A. Based in Brussels, Belgium, GBL holds a joint controlling interest with Pargesa in Imerys, a world leader in specialty minerals. GBL also has interests in three leading European companies: Bertelsmann (media), TotalFinaElf (oil and gas, and petrochemicals) and Suez (energy, water and waste services). At December 31, 2001, GBL had shareholders' equity of $11.9 billion.

HIGHLIGHTS The Pargesa group's strategy is to focus on developing and adding value to its investments while simplifying and consolidating its financial structure. In recent years, the group has also concentrated on a small number of local or regional businesses with a view to turning them into internationally competitive companies. At December 31, 2001, the group's four main holdings – Bertelsmann, TotalFinaElf, Suez and Imerys – accounted for more than 95 per cent of Pargesa's current adjusted net asset value.

In keeping with this strategy, the Pargesa group and its four main operating companies initiated several major transactions in 2001 and early 2002.

An exchange transaction announced by GBL and Bertelsmann in February 2001 was completed, as expected, on July 2, 2001, after approval was obtained from regulatory authorities. In this transaction, GBL exchanged its 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann AG, the private holding company of the Bertelsmann group, a world leader in media and communications. Upon completion of the transaction, Bertelsmann held 67 per cent of RTL Group. In January 2002, Bertelsmann increased its interest in RTL Group to 89 per cent by purchasing the 22 per cent equity interest held by the English group, Pearson plc, for a total of $2.1 billion.

The shareholders and management of Bertelsmann have stated their intention to offer shares of the company to the public in the medium term through an initial public offering. Under the share exchange agreement, GBL also has the right to require such an offering.

In the second half of 2001, the business units of the Bertelsmann group were impacted by the economic slowdown and, in particular, by a shrinking advertising market that is affecting the television (RTL Group) and newspaper and magazine publishing (Gruner + Jahr) sectors. For that period, Bertelsmann generated sales of €9.7 billion (C$13.4 billion) and reported net income of €949 million (C$1.3 billion), including non-recurring gains of €2.2 billion (C$3.1 billion), primarily earned on the disposal of shares in AOL. These gains have not been recorded by GBL as income because the shares in AOL were estimated at their fair value at the time of the acquisition by GBL of its interest in Bertelsmann.

In 2001, TotalFinaElf's management continued its synergy and productivity programs, which were implemented at a faster pace than initially targeted when Totalfina and Elf merged in 2000. The group remained relatively resilient in the face of a slumping oil market in the second half of 2001. Net income before non-recurring items was down by 2 per cent over 2000 for a total of €7.5 billion (C$10.6 billion), while on a per share basis, earnings excluding non-recurring items remained at the record level reached in 2000 due to substantial share buy-backs. Net income totalled €7.7 billion (C$10.8 billion), up 11 per cent from the previous year.


PARGESA
48.1%[1]
GROUPE BRUXELLES LAMBERT
25.1%
3.3%
7.1%
26.3%
27.5%
BERTELSMANN
TOTALFINAELF
SUEZ
IMERYS

ABOVE PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST AS AT DECEMBER 31, 2001.

[1] *Pargesa held 50.1 per cent of the voting rights in GBL at December 31, 2001.*

Distribution of Adjusted Net Asset Value of Pargesa as at the end of March 2002


IMERYS
15.1%
TOTALFINAELF
38.4%
SUEZ
21.6%
OTHER ASSETS, NET
3.6%
BERTELSMANN
21.3%

In 2001, Suez benefited from acquisitions carried out the previous year and showed its ability to achieve strong and recurring growth despite the economic uncertainty. The engines of growth in the Suez group's operations have remained intact: demographic and economic growth, the ability to meet environmental challenges, industrial outsourcing and deregulation. The group has succeeded in capitalizing, both in international and domestic markets, on its position in its three global businesses: water, energy and waste services. In 2001, the group had revenues of €42.4 billion (C$59.6 billion), up 22.4 per cent from 2000. Revenues from international activities grew by 37.7 per cent. Internal growth, excluding exchange rate effect and changes in consolidation, was 7.1 per cent. Net income totalled €2.1 billion (C$2.9 billion), up 8.7 per cent from the previous year.

In 2001, despite difficult economic conditions in its core markets, Imerys produced solid results. Imerys had revenues of €2.9 billion (C$4.1 billion) and net current earnings of €171 million (C$240 million), up 2.4 per cent over the previous year. In 2001, the U.S. economy slowed down sharply, a deteriorating paper market impacted the Pigments sector, a downturn in construction affected the Additives sector and the disastrous situation in the U.S. steel industry is exerting pressure on the Refractories sector. In Europe, despite the slowdown in the European economies in the fourth quarter, conditions were more positive, enabling the Building Materials and Ceramics sectors to achieve better results compared with the previous year.

In February 2001, in response to a friendly takeover bid from the Italian company Eni, GBL sold its interest in the British company, Lasmo plc, generating proceeds of $440 million for the group.

On April 26, 2001, the Pargesa group's structure was further streamlined when the shareholders of GBL and Electrafina, an intermediate holding company controlled by GBL, approved the amalgamation of the two entities. At December 31, 2001, Pargesa held a 48.1 per cent equity interest (50.1 per cent of voting rights) in the new entity, Groupe Bruxelles Lambert ("GBL"). The Pargesa group structure has been further simplified with only two holding companies, Pargesa and GBL.

BERTELSMANN AG Bertelsmann is an integrated media and entertainment company with leading positions in the world's major media and communications markets. The Bertelsmann group includes RTL Group, Europe's number one television, radio and film production company; the world's largest book-publishing group, Random House, bringing together more than 150 publishers (including Alfred A. Knopf, Bantam, Siedler Verlag, Goldmann); the international magazine-publishing house Gruner + Jahr; the Bertelsmann Music Group, BMG, which owns more than 200 labels (such as RCA, Arista, Ariola); and the specialist information group, BertelsmannSpringer, known for creative content and powerful brands. DirectGroup Bertelsmann, which is in charge of direct-to-customer businesses, also represents a strategic business unit. It includes book and music clubs with more than 40 million members worldwide and a broad range of e-commerce ventures, including CDNOW, BOL and



If we nurture what we hold dearest, we open a world of possibilities.



barnesandnoble.com. In addition, Bertelsmann is involved in the media services business with the Arvato division: in addition to the rapidly expanding Services Group (data management, call centres, distribution, financial services), the international media service provider offers state-of-the-art printers, storage media production and digital rights management.

Bertelsmann has more than 80,000 employees in 55 countries. A rapidly changing competitive environment and the quantum leap in the evolution of media technology through digitization have had a profound influence on Bertelsmann's internal structure and strategic alignment. Multimedia and the Internet have now been integrated into all core businesses. Each month, Bertelsmann and its affiliated companies reach more than 41 million visitors with their e-commerce activities and Web sites.

RTL GROUP In December 2001, Bertelsmann strengthened its commitment to the television business when it agreed to purchase an additional 22 per cent of RTL Group from Pearson plc. This transaction, completed in January 2002, brought the interest of Bertelsmann to 89 per cent in RTL Group, Europe's largest television and radio group. For Bertelsmann, this acquisition is an important step on the road to becoming an integrated media and entertainment group. RTL Group is the largest pan-European television, radio and production company, with 23 television channels and 14 radio stations in 8 European countries. As the producer of more than 200 programs in 35 different countries, Luxembourg-based RTL Group is one of the world's leading non-U.S. content providers. The group's 85 branded Web sites make it one of the premier players in the European online arena. In 2001, RTL Group, Canal+ and Groupe Jean-Claude Darmon bundled their sports rights companies in a new agency, known as Sportfive, creating one of the leading sports rights marketers in Europe.

RANDOM HOUSE Random House is the world's largest publishing house and includes publishers such as Ballantine Books, Bantam Dell and the Knopf Publishing Group. In 2001, Random House acquired Golden Books Entertainment, one of the leading U.S. children's book publishers with extensive rights to family entertainment properties including, for example, the children's classic, "Lassie". Random House and Mondadori signed an agreement in July 2001 to combine their worldwide Spanish-language book publishing operations into a newly created joint venture, Grupo Editorial Random House Mondadori. Based in Barcelona, it is now the world's second largest publisher of trade books in Spanish, with a publishing presence in Spain, Mexico, Argentina, Chile, Uruguay, Venezuela and Colombia. In Germany, the activities of Verlagsgruppe Random House include such publishers as C. Bertelsmann, Albrecht Knaus, Siedler Verlag, Berlin Verlag and Goldmann Paperbacks. In October 2001, Verlagsgruppe Random House took over Luchterhand Literaturverlag, which publishes such renowned authors as Christa Wolf, Pablo Neruda, Ernst Jandl and Frank McCourt.

GRUNER + JAHR Gruner + Jahr was able to strengthen its position as the world's leading international periodical publishing enterprise, comprising over 100 magazines and newspapers in 14 countries. In 2001, G+J acquired *Inc. Magazine* and *Fast Company* and editorially revamped most of its periodicals.

BMG The year 2001 was one of challenges and new beginnings for BMG. A planned merger with the British music company, EMI, did not materialize for regulatory reasons. Among other major challenges were weak market conditions in most regions of the world. BMG's new executive team reorganized its business units to focus on the company's core competencies: fostering artistic talent and marketing music. BMG has a strong release schedule for 2002, including albums from multi-platinum artists such as Elvis Presley, Santana, TLC, Dido and Whitney Houston.

BERTELSMANNSPRINGER The BertelsmannSpringer publishing group produces roughly 700 special interest magazines and some 25,000 book titles for target audiences in medicine, natural sciences, engineering, industry, construction and transportation.

ARVATO With roughly 60 subsidiaries all over the world, Arvato is one of the largest internationally networked media service providers. The group includes the Bertelsmann Services Group, which offers its customers industrial services such as information, data and merchandise flow and service centre management, storage media production, digital rights management and state-of-the-art printers. The division also includes Sonopress, the world's leading manufacturer of CDs and DVDs; the multimedia-printing operation, Topac; and Digital World Services, the forerunner in Internet digital rights management.

DIRECTGROUP BERTELSMANN DirectGroup Bertelsmann combines Bertelsmann's traditional strengths in direct marketing and program expertise with the online distribution of books and music. DirectGroup serves some 60 million customers and members worldwide. It ranks first among book and music clubs, with more than 40 million subscribers.

TOTALFINAELF TotalFinaElf is an international oil and gas, and petrochemical group active in over 100 countries. It is involved in all aspects of the oil and gas business, from prospecting and production to refining and retail distribution. The petrochemical group is among the European or worldwide leaders in each of these market segments: petrochemicals and plastics, intermediate and performance polymers as well as specialty chemicals. The group's petrochemical units will now benefit from closer integration with refining operations. In 2001, the group had sales of some €105 billion (C$147 billion). Investments remained substantial and totalled €10.6 billion (C$14.9 billion), allocated as to 71 per cent in the upstream sector, 11 per cent in the downstream sector, 16 per cent in the chemicals sector and 2 per cent at the holding company. Net cash flow from operating activities before changes in working capital amounted to €12.3 billion (C$17.3 billion), compared with €13.4 billion (C$18.4 billion) in 2000.

UPSTREAM SECTOR In 2001, the group's oil and gas production expanded by 3.4 per cent, reaching 2.2 million barrels of oil equivalent per day.

The group's proved reserves continued to grow in 2001 reaching 11 billion barrels of oil equivalent. For consolidated subsidiaries, the 1999-2001 three-year average reserve replacement rate was 184 per cent.

DOWNSTREAM SECTOR The group, the leading refiner and distributor in Europe, refined a total volume of 2.5 million barrels per day in 2001, compared with 2.4 million in 2000. The refineries had a 96 per cent utilization rate over 94 per cent the previous year.

CHEMICALS SECTOR The chemical operations of Totalfina and Elf Aquitaine were combined into a chemicals division, under the name Atofina. This division produces petrochemicals and commodity polymers, intermediate and performance polymers, and specialty chemicals. In 2001, this sector suffered from the downturn in the U.S. economy, with sales declining 6 per cent over 2000.

SUEZ With its head office in Paris, France, Suez is a leading international industrial organization providing private infrastructure and global services related to energy, water, waste services and communications. The group had revenues of €42.4 billion (C$59.6 billion) in 130 countries, with 54.6 per cent of its revenues generated outside of France and Belgium, compared with 48.5 per cent the previous year.

IN THE ENERGY SECTOR Suez had revenues of €22.5 billion (C$31.7 billion). It controls 100 per cent of the Belgian company Tractebel S.A., one of the largest private electric utilities in the world. Tractebel has over 70,000 employees in more than 100 countries. Through its affiliates, it operates gas transportation facilities and provides management and maintenance services for thermal installations, urban heating and cooling systems, and co-generation systems mainly in Europe and the United States.

IN THE WATER SECTOR Suez is the world leader in quality improvement and engineering management and provides water distribution and purification services. Sales were €10.1 billion (C$14.2 billion) in 2001. Its subsidiary, Degrémont, the global leader in its field with 10,000 plants built, provides engineering services in the design and construction of water treatment plants. The group supplies drinking water and offers water purification services to 110 million people worldwide.

IN THE WASTE SERVICES SECTOR The Suez group had sales of €5.3 billion (C$7.4 billion). Its core business in this sector is the collection, sorting, processing, storage and recycling of a wide range of household and industrial waste.

IN THE COMMUNICATIONS SECTOR The Suez group operates cable networks mainly in France and Belgium and holds an interest in the French digital satellite television project TPS and in the French television channel M6.

IMERYS S.A. The Imerys group is a world leader in value-added minerals. Imerys posted annual sales of €2.9 billion (C$4.1 billion), with 56 per cent of its sales in Europe, including 24 per cent in France, 29 per cent in North America and 15 per cent elsewhere in the world.

With substantial mineral reserves and sophisticated processing facilities, Imerys produces essential value-added products for a diversified clientele. The company holds leading market positions in each of its four business groups: Pigments and Additives, Building Materials, Refractories and Abrasives, and Ceramics and Specialties.

THE PIGMENTS AND ADDITIVES DIVISION which had annual sales of €1.2 billion (C$1.7 billion), produces kaolin, ground calcium carbonate (GCC) and precipitated calcium carbonate, mineral components that are essential to a wide range of industries, including paper, plastics and adhesives, paints, rubber and sealants. White pigments vary widely in quality in terms of gloss, brightness, opacity, viscosity or conductivity. Imerys is the only group with reserves in all three major high-grade kaolin zones, in the United States, in the United Kingdom and in Brazil. This division also has a global production and distribution system for GCC and offers the world's widest range of pigments.

THE BUILDING MATERIALS DIVISION which had annual sales of €615 million (C$864 million), manufactures and distributes roofing and structural products, primarily for the construction and renovation of single-family homes. Imerys is France's leading producer of clay roof tiles and clay bricks, and the largest specialist roofing products distributor. It is also the French market leader in high-quality natural slates. Imerys products are sold across Europe, but primarily in France.

THE REFRACTORIES AND ABRASIVES DIVISION which had annual sales of €662 million (C$930 million), is a world-leading producer of refractory products. Imerys holds a leading position in Europe in sales of high value-added monolithic refractories and is the world's number one producer of minerals for abrasives. Refractories are raw materials or finished products that resist very high temperatures in harsh chemical and physical conditions. These products have a wide range of applications in industrial sectors as diverse as steel, casting, power stations, ceramics and electronics.

THE CERAMICS AND SPECIALTIES DIVISION which had annual sales of €393 million (C$552 million), includes products for the ceramics industry (raw materials and ready-to-use products as well as kiln furniture) and high-purity graphite, which have many technical applications, including use in lithium-ion batteries for mobile phones. Imerys is the world's leading producer of raw materials for tableware and sanitaryware and is also the leading European producer of raw materials for floor tiles.



Our children will grow up in a freer, more open, more prosperous world.



Contents

Forward-looking Statements This report includes forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

EXCEPT AS OTHERWISE INDICATED, ALL FIGURES ARE EXPRESSED IN CANADIAN DOLLARS.

This section of the annual report deals with financial results for the year 2001, and the following describes the structure of the group at December 31, 2001. Power Financial Corporation (Power Financial) holds substantial interests in the financial services field in Canada and the United States. Power Financial holds a controlling interest in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). These companies and their subsidiaries manage and distribute an extensive range of financial products and services to individuals and corporations as well as public and non-profit entities and constitute an important part of the assets and results of the Corporation. In Canada, Lifeco controls a 100 per cent voting interest in The Great-West Life Assurance Company (Great-West Life), which in turn holds 100 per cent of London Insurance Group Inc. (LIG); LIG in turn holds 100 per cent of London Life Insurance Company (London Life). In the United States, Lifeco controls a 100 per cent voting interest in Great-West Life & Annuity Insurance Company (GWL&A). In April of 2001, Investors Group acquired 100 per cent of Mackenzie Financial Corporation (Mackenzie).

Power Financial also holds, jointly with the Frère group of Belgium, a controlling interest in Pargesa Holding S.A. (Pargesa). The Pargesa group has substantial holdings in a selected number of major media (Bertelsmann AG), oil and gas, and petrochemicals (TotalFinaElf), energy, water and waste services (Suez) and specialty minerals (Imerys) companies based in Europe.

Management's discussion and analysis of Power Financial's 2001 financial results focuses on the operations of each of the principal entities within the group; information regarding the subsidiaries and affiliate is based upon information provided by them. While consolidated financial statements are presented separately in this report, management has also prepared condensed supplementary financial statements of the Corporation, as in previous years, with its principal subsidiaries accounted for on the equity basis in order to facilitate the discussion and analysis of each of its activities. A discussion of the financial results, assets, liquidity and financial resources, and the outlook for each of the principal subsidiaries and the affiliate have been provided to give readers a greater understanding of Power Financial's underlying assets, earnings base and financial resources. In establishing its statement of earnings, Power Financial uses the flow-through presentation as reported by Pargesa. Pargesa's financial statements may be adjusted to conform to Canadian GAAP.

Lifeco, Great-West Life, LIG, London Life and Investors Group each publish an annual report. Pargesa will publish its 2001 annual report in May 2002. Copies of the annual reports of Lifeco, Great-West Life, LIG, London Life, Investors Group and Pargesa are available from the Secretary of each of these companies or from the Secretary of Power Financial.

PRESENTATION OF FINANCIAL RESULTS

In analyzing financial results of the Corporation with its principal subsidiaries Lifeco and Investors Group accounted for on an equity basis, net earnings are subdivided into the following components:

- operating earnings, before goodwill amortization and non-recurring items, which include the Corporation's share of operating earnings, before goodwill amortization and non-recurring items, of its subsidiaries and affiliate as well as results from corporate activities. Non-recurring items include the Corporation's share of specific charges recorded by Lifeco in 2001 as well as other income. Excluding non-recurring items from share of earnings of subsidiaries and affiliate provides a better sense of the performance of these companies' ongoing operations. Operating earnings are presented in a consistent manner compared with previous years, except for the impact of goodwill amortization which has been isolated in order to provide a basis for comparison in the future, given the new accounting rules regarding goodwill (see Note 1 to the financial statements), and the 2000 results have been revised accordingly;
- goodwill amortization, which represents the impact of amortization of goodwill related to subsidiaries and affiliate (both amortization of the Corporation's own goodwill on its investments and its share of goodwill recorded by subsidiaries and affiliate). Included in goodwill amortization for the full years 2000 and 2001 is the Corporation's share of goodwill amortization as reported by the Pargesa group, representing $0.02 per share in 2000 and 2001;
- share of specific charges recorded by Lifeco in 2001, relating to Alta and to the September 11 events;
- other income, which in 2001 includes the Corporation's share of the restructuring charge recorded by Investors Group during the second quarter, related to the costs to be incurred in realizing synergies from the acquisition of Mackenzie.

HIGHLIGHTS

In 2001, net earnings of Power Financial were $879 million, compared with $786 million in 2000. On a per share basis, earnings per common share were $2.44 in 2001, compared with $2.18 in 2000.

Operating earnings, before goodwill amortization and non-recurring items (as described above), were $906 million or $2.53 per common share, compared with $789 million or $2.18 per share in 2000, an increase of 16.1 per cent on a per share basis; the increase reflects the significant increase in share of operating earnings of subsidiaries and affiliate, which amounts to $914 million in 2001, compared with $794 million in 2000; share of operating earnings, before goodwill amortization and non-recurring items, of Lifeco and Investors Group – which include the results of Mackenzie, effective April 20, 2001, as well as the positive impact of a change in estimates related to amortization of sales commissions – grew16.5 per cent and 21.9 per cent respectively, while share of the European affiliate Parjointco decreased 25 per cent.

Consolidated revenues for the year ended December 31, 2001 were $17.9 billion, compared with $16.5 billion in 2000. This increase is primarily due to increases in premium income and fee income. Consolidated expenses were $16.2 billion in 2001, compared with $14.8 billion in 2000, due principally to increases in amounts paid or credited to policyholders as well as operating expenses and special charges. The accounts include the revenues and expenses of Mackenzie for the period starting on the acquisition date.

Consolidated assets and assets under administration of the Power Financial group of companies stood at $181 billion at the end of 2001 (2000 - $141 billion).

Power Financial and its subsidiaries held corporate assets of $67.1 billion at year-end 2001, as against $59.4 billion at the end of 2000.

Assets under administration increased to $113.9 billion at the end of 2001 from $81.7 billion in 2000. These include the segregated funds of Lifeco which are predominantly used to fund pension plan obligations of policyholders and provide clients with a vehicle for investing in group and individual savings plans; the market value of these segregated funds was $38.9 billion as at December 31, 2001 (2000 – $37.2 billion). Investors Group's mutual fund assets, at market value, were $75.0 billion in 2001, compared with $44.5 billion at the end of 2000; this increase is mainly due to the inclusion of Mackenzie's mutual fund assets. Mutual fund assets consist of clients' assets invested in proprietary mutual funds and other co-branded funds. Lifeco and Investors Group earn fee income from the management and administration of these assets.

(IN THIS SECTION, THE PRINCIPAL SUBSIDIARIES ARE ACCOUNTED FOR ON AN EQUITY BASIS.)

READERS ARE REFERRED TO THE CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS OF POWER FINANCIAL FURTHER IN THIS ANNUAL REPORT. THE SUPPLEMENTARY FINANCIAL STATEMENTS IDENTIFY THE SOURCES OF THE EARNINGS, ASSETS AND LIABILITIES OF THE CORPORATION.

EARNINGS SUMMARY [1]

December 31 (in millions of dollars, except per share amounts)	2001		2000		
	TOTAL [2]	PER SHARE	TOTAL [2]	PER SHARE	%
Operating earnings	906	2.53	789	2.18	16.1
Goodwill amortization	(107)	(0.31)	(63)	(0.18)	
Share of specific charges	(189)	(0.55)			
Other income	269	0.77	60	0.18	
Net earnings	879	2.44	786	2.18	11.9

(1) see comments above under "Presentation of Financial Results"
(2) before dividends on preferred shares

OPERATING EARNINGS, BEFORE GOODWILL AMORTIZATION AND NON-RECURRING ITEMS

SHARE OF OPERATING EARNINGS OF SUBSIDIARIES AND AFFILIATE [1]

For the years ended December 31 (in millions of dollars)	2001	2000	% CHANGE
Subsidiaries			
Great-West Lifeco Inc.	636	546	16.5
Investors Group Inc.	239	196	21.9
Affiliate			
Parjointco N.V. (Pargesa Holding S.A.) [2]	39	52	(25.0)

(1) see above "Presentation of Financial Results".
(2) Pargesa's share of net capital gains recorded by operating companies are treated as non-operating earnings.

Readers are referred to the sections on Lifeco, Investors Group and Pargesa in this analysis for further discussion of the operating results of these entities.

CORPORATE ACTIVITIES The net contribution related to corporate activities is a charge of $8 million, as compared with a charge of $5 million in 2000. Results from corporate activities include income from investments, interest on debt, operating expenses, depreciation and income taxes; as explained above, amortization of the Corporation's own goodwill on its subsidiaries and affiliate is now included under "goodwill amortization".

GOODWILL AMORTIZATION Goodwill amortization, which consists primarily of Power Financial's share of goodwill amortization recorded by its subsidiaries, Lifeco and Investors Group, amounted to $107 million ($0.31 per share) in 2001, compared with $63 million ($0.18 per share) in 2000. The increase in goodwill amortization in 2001 results mainly from goodwill recorded by Investors Group on the acquisition of Mackenzie.

SHARE OF SPECIFIC CHARGES RECORDED BY LIFECO As reported in interim reports of the Corporation, Lifeco recorded in the first half of 2001 charges of $165 million, after tax, in United States operations related to Alta Health & Life Insurance Company, a subsidiary of GWL&A; Power Financial's share of these charges amounted to $131 million or $0.38 per share. In addition, third-quarter earnings of Lifeco include a claims provision in Canadian operations of $73 million, after tax, from the events of September 11, 2001, which translate into $58 million or $0.17 per share for Power Financial (for further information about these special items, please refer below to the section concerning the results of Lifeco).

OTHER INCOME Other income of a non-recurring nature, calculated on an equity basis, was $269 million in 2001, compared with $60 million in 2000.

In 2001, the Corporation recorded a $231 million dilution gain as a result of the decrease in its ownership of Investors Group (as part of the Mackenzie acquisition, Investors Group issued common shares to third parties at a price above book value); also included in other income in 2001 are Power Financial's share ($34 million on an after-tax basis) of the special charge related to the costs to be incurred in realizing synergies from the acquisition of Mackenzie by Investors Group, as well as its share of net gains attributable to the Pargesa group.

In 2000, other income represented principally Power Financial's share of non-recurring earnings attributable to Pargesa.

ASSETS AND LIABILITIES

Cash and cash equivalents, composed of high-quality financial instruments, amounted to $430 million at the end of 2001, compared with $375 million at the end of 2000 (in this section, cash and cash equivalents do not include cash held by principal subsidiaries when accounted for on an equity basis). In the last quarter of 2001, the Corporation received net proceeds of $194 million from the issue of preferred shares (as explained below); as well, in support of the acquisition of Mackenzie by Investors Group, Power Financial invested in May 2001, through a wholly owned subsidiary, $138 million to subscribe for treasury common shares of Investors Group.

Investments in subsidiaries (when accounted for under the equity method) and affiliate aggregated $5.6 billion at year-end, compared with $4.8 billion in 2000, and consisted of the Corporation's interests in Lifeco, Investors Group and Parjointco N.V. The net increase is primarily due to (i) the share of net earnings of subsidiaries and affiliate, net of dividends received by Power Financial, for an amount of $305 million, (ii) the impact of the $138 million investment in Investors Group, (iii) the impact of the $231 million dilution gain recorded in connection with the Mackenzie transaction, and (iv) the positive net variation of foreign translation adjustments for $130 million.

Other investments were $108 million, unchanged from 2000, and included 5.5 million common shares of BCE Inc. and 8.6 million common shares of Nortel Networks Corporation with an aggregate carrying value of $103 million, held for the potential future exercise of the rights to purchase by holders of the exchangeable debentures issued in 1989. These debentures have a carrying value of $105 million (unchanged from 2000).

Other long-term debt represents the $150 million principal amount of 7.65% 10-year debentures issued on January 5, 1996 to fund the early redemption of the SF120 million of bonds that were initially due in March 1997. The $150 million principal amount was swapped into SF127 million at a rate of interest of 4.43 per cent.

LIQUIDITY AND CAPITAL RESOURCES

In managing cash and cash equivalents, the Corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates; in order to protect against such fluctuations, the Corporation enters, from time to time, in currency hedging transactions with highly rated financial institutions. As at December 31, 2001, nearly all of the $430 million of cash and cash equivalents were denominated in Canadian dollars, or in foreign currencies combined with currency hedges.

DIVIDENDS

For the years ended December 31 (per share)		2001	2000
	CURRENT ANNUALIZED DIVIDEND [1]	CASH DIVIDEND	CASH DIVIDEND
Great-West Lifeco Inc. (C$)	0.90	0.78	0.65
Investors Group Inc. (C$)	0.82	0.73	0.61
Pargesa Holding S.A. – bearer share (SF)	80	75	74

[1] Lifeco and Investors Group: based on the quarterly dividend declared in January 2002.
Pargesa dividend to be approved at the May 2002 Annual General Meeting.

Cash requirements for the payment of dividends are met by dividend income from the subsidiaries and affiliate, interest and dividends on cash and cash equivalents, and, when required, the Corporation's cash position. Total dividends declared on the common shares of Power Financial increased from 72.50 cents to 88 cents in 2001. The holders of common shares of the Corporation benefited from increased dividends from subsidiaries and affiliate.

SHAREHOLDERS' EQUITY

In November 2001, Power Financial issued $200 million of 5.25% Non-Cumulative First Preferred Shares, Series E. The 8,000,000 shares were issued at a price of $25.00 per share; dividends on the Series E First Preferred Shares equal $1.3125 per share per annum, payable quarterly. These preferred shares are perpetual, and may be redeemed for cash by the Corporation on and after November 30, 2006, in whole or in part, at fixed prices declining from $26.00 per share to $25.25 per share if shares are redeemed prior to November 30, 2010, and at $25.00 per share thereafter.

Shareholders' equity at the end of 2001 was $5.8 billion, up from $5.0 billion as at December 31, 2000. This increase is mainly due to:

- the increase in retained earnings, for an amount of $539 million;
- a net $126 million increase in foreign currency translation adjustments. These adjustments relate to the Corporation's investment in Pargesa, partly hedged by the swapped $150 million debt, and to its indirect investments in Lifeco's U.S. operations;
- the issue, in November 2001, of the Series E First Preferred Shares for a stated value of $200 million.

Book value per common share was $14.65 at the end of 2001, compared with $12.72 one year earlier.

In 2001, the Corporation issued 132,000 common shares pursuant to the terms of the Employee Stock Option Plan, resulting in an increase in stated capital of $1 million (688,054 shares were issued in 2000, for an increase in stated capital of $4 million). During the year, the Corporation purchased and cancelled 483,300 common shares (2000 – 469,300 shares) under its Normal Course Issuer Bid for an aggregate amount of $15 million (2000 – $10 million).

INDEPENDENT RATINGS OF POWER FINANCIAL

As at December 31, 2001	DOMINION BOND RATING SERVICE	STANDARD & POOR'S CORPORATION
Senior debentures	AA (low)	AA-
Preferred shares		
Cumulative	Pfd-1 (low)	P-1 (low)
Non-cumulative	Pfd-1 (low) n	P-1 (low)

(IN THIS SECTION OF THE ANALYSIS, THE PRINCIPAL SUBSIDIARIES ARE ACCOUNTED FOR ON THE EQUITY BASIS.)

December 31 (in millions of dollars)	2001	2000
CONDENSED STATEMENTS OF EARNINGS		
Share of earnings of subsidiaries and affiliate,		
before goodwill amortization and non-recurring items	914	794
Corporate activities	(8)	(5)
Operating earnings, before goodwill amortization and non-recurring items	906	789
Amortization of goodwill	(107)	(63)
Share of specific charges	(189)	
Other income, net	269	60
Net earnings	879	786
Earnings per share (in dollars)		
Operating earnings, before goodwill amortization and non-recurring items	2.53	2.18
Net earnings	2.44	2.18
CONDENSED BALANCE SHEETS		
Cash and cash equivalents	430	375
Investments		
Subsidiaries and affiliate at equity	5,647	4,839
Other	108	108
Other assets	67	69
Total assets	6,252	5,391
Accrued liabilities and other	186	178
Exchangeable debentures	105	105
Other long-term debt	150	150
Future income taxes	(17)	(5)
Shareholders' equity		
Preferred shares	750	550
Common shareholders' equity	5,078	4,413
	5,828	4,963
Total liabilities and shareholders' equity	6,252	5,391

POWER FINANCIAL CORPORATION


8.38 10.45 11.28 12.72 14.65
14.55
12.45
10.35
8.25
97 98 99 00 01

BOOK VALUE PER SHARE (IN DOLLARS)


3.48 4.17 4.46 4.96 5.83
5.65
4.85
4.05
3.25
97 98 99 00 01

SHAREHOLDERS' EQUITY (IN BILLIONS OF DOLLARS)

READERS ARE REFERRED TO THE CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS OF LIFECO FURTHER IN THIS ANNUAL REPORT.

As at the end of 2001, through its direct interest of 77.8 per cent and Investors Group's interest of 4.4 per cent, Power Financial holds an economic interest of 80.3 per cent in Lifeco. Power Financial holds, directly and indirectly, 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

Lifeco controls a 100 per cent voting interest in GWL&A and in Great-West Life, which in turn controls a 100 per cent voting interest in London Life. Through Great-West Life and London Life in Canada and GWL&A in the United States, a wide range of life insurance, health insurance, and retirement and investment products are offered to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West Life offers reinsurance products in specific niche markets through its subsidiary, London Reinsurance Group Inc.

HIGHLIGHTS OF OPERATING RESULTS

Lifeco's net income attributable to common shareholders was $515 million or $1.39 per share, down 20 per cent from $643 million or $1.72 per share for 2000. The return on common shareholders' equity was 13.7 per cent for the year ended December 31, 2001.

Net income for 2001 includes two non-recurring charges – $73 million from the events of September 11, 2001 associated with reinsurance operations; and $165 million associated with a U.S. subsidiary of GWL&A. These adjustments represent $0.64 per share.

Total premium income, including self-funded premium equivalents and segregated fund deposits, was up 5 per cent overall. Within this result, traditional life and annuity premiums were down 1 per cent and fee-based products up 5 per cent. Fee and other income was up 13 per cent over 2000. Reinsurance premiums were up 20 per cent over 2000, due to the irregular nature of contracts in this line of business.

Capital stock and surplus increased to $4.4 billion at December 31, 2001, from $4.2 billion at year-end 2000. During 2001, Lifeco paid dividends of $0.78 per common share, for a total dividend of $289 million for the year. This represents a dividend payout ratio of 38.4 per cent of 2001 earnings before non-recurring charges (2000 – 37.8 per cent), and a 2001 dividend yield (dividends as a percentage of average high and low market prices) of 2.2 per cent (2000 – 2.2 per cent). Book value per common share was $10.47 at December 31, 2001, compared with $9.81 at December 31, 2000.

FINANCIAL POSITION

Total assets and assets under administration grew to $98.0 billion at year-end 2001, an increase of $5.1 billion from 2000. Assets under administration include segregated funds of $38.9 billion at December 31, 2001, compared with $37.2 billion at the end of 2000.

Obligations to policyholders made up 90 per cent of total liabilities at the end of 2001 (91 per cent at year-end 2000). The valuation of policy liabilities is certified by the Actuary of Great-West Life and the Actuary of GWL&A as being in accordance with accepted actuarial practices.

Total capital and surplus, including non-controlling and other interests, of $6.3 billion at December 31, 2001 was 12.0 per cent of total liabilities, compared with $6.1 billion or 12.3 per cent in 2000. It is Lifeco's intention to maintain surplus ratios in its operating subsidiaries at levels sufficient to provide assurance of policyholder security and to maintain its superior credit ratings.

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR) and Great-West Life's ratio at the end of 2001 is 199 per cent (196 per cent at the end of 2000), considered to be a very solid level for the industry.

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States.

The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for life insurance companies. Based on the company's statutory financial reports, the company has risk-based capital well in excess of that required and was within the usual ranges of all ratios.

RATINGS OF MAJOR SUBSIDIARIES OF LIFECO

RATING AGENCY	MEASUREMENT	RATINGS			
		LIFECO	GREAT-WEST LIFE	LONDON LIFE	GWL&A
A.M. Best Company	Financial Condition and Operating Performance	–	A++*	A++*	A++*
Dominion Bond Rating Service	Claims Paying Ability	–	IC-1*	IC-1*	–
	Debt Rating	AA (low)	–	–	–
Fitch Ratings	Insurer Financial Strength	–	AAA*	AAA*	AAA*
Moody's Investors Service	Insurance Financial Strength	–	Aa2	Aa2	Aa2
Standard & Poor's Corporation	Insurer Financial Strength	–	AA+	AA+	AA+
	Debt Rating	AA-	–	–	–

* Highest rating available

All credit ratings of Lifeco and its major subsidiaries were reviewed during 2001.

ASSET QUALITY

At December 31, 2001, exposure to mortgage loans and real estate was 19 per cent of invested assets (20 per cent at the end of 2000).

Lifeco's exposure to non-investment grade bonds was 1.9 per cent of the portfolio at the end of 2001, up slightly from 1.2 per cent at December 31, 2000.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $187 million or 0.4 per cent of invested assets at December 31, 2001, compared with $72 million or 0.2 per cent a year earlier. Lifeco's allowance for credit losses at December 31, 2001 was $146 million, compared with $147 million at year-end 2000.

SELECTED FINANCIAL INFORMATION

(in millions of dollars, except per common share amounts)			2001			2000	
	CANADA	U.S.	TOTAL	CANADA	U.S.	TOTAL	% CHANGE
FOR THE YEAR							
Premiums:							
Life insurance, guaranteed annuities and insured health products	3,996	3,026	7,022	3,748	3,350	7,098	(1)
Reinsurance and property and casualty	3,455		3,455	2,878		2,878	20
Self-funded premium equivalents (ASO contracts) [1]	1,238	8,861	10,099	1,102	7,695	8,797	15
Segregated fund deposits: [1]							
Individual products	1,586	1,369	2,955	1,817	959	2,776	6
Group products	1,045	3,650	4,695	1,673	3,652	5,325	(12)
Total premiums and deposits	11,320	16,906	28,226	11,218	15,656	26,874	5
Fee and other income	391	1,467	1,858	346	1,295	1,641	13
Paid or credited to policyholders	8,308	3,722	12,030	7,423	3,951	11,374	6
Net income attributable to:							
Preferred shareholders	30	1	31	31		31	
Common shareholders	249	266	515	257	386	643	(20)
Adjustments [2]	73	165	238				
Adjusted net income common shareholders [2]	322	431	753	257	386	643	17
Return on common shareholders' equity:							
Net income			13.7%			18.6%	
Adjusted net income [2]			19.4%			18.6%	
PER COMMON SHARE							
Basic earnings			1.39			1.72	(19)
Diluted earnings			1.37			1.67	(18)
Adjustments [2]			0.64				
Adjusted basic earnings			2.03			1.72	18
Dividends paid			0.78			0.65	20
Book value			10.47			9.81	7
AT DECEMBER 31							
Total assets	34,690	24,469	59,159	33,127	22,627	55,754	6
Segregated fund assets [1]	19,093	19,774	38,867	18,682	18,477	37,159	5
Total assets under administration	53,783	44,243	98,026	51,809	41,104	92,913	6
Capital stock and surplus			4,397			4,180	5

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts). The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts. Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (GAAP basis), adjusted net income is presented for information. 2001 adjustments include:
(a) A charge of $73 million after tax or $0.199 per common share from the events of September 11, 2001, related to the reinsurance business.
(b) Special charges of $133 million plus related operating losses of $32 million for a total of $165 million after tax or $0.444 per common share, both related to Alta Health & Life Insurance Company, an indirect wholly owned subsidiary and part of the company's United States Employee Benefits segment.

CANADIAN OPERATIONS

The discussion of operating results is followed by a report on operations of the Canadian segment of Lifeco, presented in terms of the major business units of Great-West Life and its subsidiaries, including London Life:

- **GROUP INSURANCE** – life, health and disability insurance products for group clients.
- **INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS** – life, disability and critical illness insurance products for individual clients, as well as retirement savings and income products for both group and individual clients.
- **REINSURANCE & SPECIALTY GENERAL INSURANCE** – life, property and casualty, accident and health, annuity coinsurance and specialty general insurance in specific niche markets.

Net income from Great-West Life for 2001 was $279 million, compared with $288 million for 2000. Net income attributable to common shareholders was $249 million, down from $257 million for 2000.

Net income in 2001 reflected growth in fee income, strong investment performance and favourable mortality experience, offset somewhat by a third-quarter claims provision of $73 million from the events of September 11, 2001, related to the reinsurance business. Shareholders' net income in 2001 also includes a reduction in provisions for Canadian income taxes reflecting both changes in tax rates and revisions to the estimated pattern or incidence of future taxes to which tax rate reductions apply.

Total assets under administration in Canada reflect a 4 per cent growth overall in 2001.

PREMIUMS AND DEPOSITS – CANADA

Years ended December 31 (in millions of dollars)	2001	2000		2001	2000	
	PREMIUMS AND DEPOSITS		% CHANGE	SALES		% CHANGE
Group Insurance	3,264	2,974	10	305	243	26
Individual Operations						
Life insurance	1,605	1,564	3	96	96	–
Living benefits	118	109	8	22	20	10
Retirement & Investment Services	2,878	3,693	(22)	2,895	4,230	(32)
Reinsurance & Specialty General Insurance	3,455	2,878	20	3,455	2,878	20
	11,320	11,218	1	6,773	7,467	(9)

GROUP INSURANCE Overall premium income, which includes claims from Administrative Services Only (ASO) clients, was up 10 per cent with premium income of $3.3 billion in 2001. This growth rate was driven by buoyant sales and improved persistency (client retention).

Sales were up 26 per cent over 2000, with significant gains in all market segments. Sales in the large case and ASO markets were up sharply as the opportunities to add new clients at adequate premium levels improved due to price rationalization. The continued strong sales growth rate in the small- and mid-sized case markets can be attributable to Great-West Life's industry leading distribution networks and market share position. Persistency continued to improve and the results are now close to long-term expected levels.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS Individual Insurance & Investment Products consists of three distinct product divisions – Individual Life Insurance, Living Benefits, and Retirement & Investment Services. Products are distributed through Freedom 55 Financial and Great-West Life financial security advisers, as well as independent brokers and intercorporate agreements with other financial institutions.

Individual life insurance sales, as measured by annualized premium, were $96 million in 2001, while revenue premium exceeded $1.5 billion. Sales in 2001 were at the same level as in 2000. Term insurance sales increased 5 per cent compared with 2000, due to improvements in the competitive position of rates, while universal life sales decreased to $6 million in 2001 from $7 million in 2000. Sales of participating policies decreased 8 per cent, but were strong in the mature market, where consumers are concerned with wealth management.

Total sales of disability income products and critical illness insurance increased by 8 per cent in 2001, for a total of $22 million in new annualized premium.

The company's Retirement & Investment Services division experienced mixed sales results in 2001 compared with the previous year. The stock market downturn during the year, together with the events of September 11, 2001, contributed to consumer unease with investment funds and a slight market reversal towards preservation of capital and guarantees.

Within this difficult investment climate, total assets under administration remained stable. Growth continued in segregated funds, increasing 2 per cent over 2000, while total asset growth was offset by the decline in guaranteed product assets due to low interest rates.

For several years, London Life was involved in the mutual fund market through London Financial Centre (LFC). In 2000, the company rebranded LFC as Quadrus Investment Services (Quadrus) and established it as a mutual fund dealer for Freedom 55 Financial and Great-West Life investment representatives.

In 2001, sales of mutual funds through Quadrus increased 18 per cent, while assets increased 21 per cent over 2000 levels. By year-end, Quadrus had more than 2,600 licensed investment representatives, an increase of 33 per cent over the prior year.

REINSURANCE & SPECIALTY GENERAL INSURANCE The 2001 results include a charge in London Reinsurance Group (LRG) for $82 million after tax, of which $73 million is attributable to common shareholders, related to estimated claims provision from the events of September 11, 2001.

The majority of the September 11, 2001 loss came from LRG's property catastrophe portfolio that was written on both a financial reinsurance and traditional reinsurance basis. LRG expects to recover these losses over the next three or four years, from its multi-year financial reinsurance contracts or from anticipated premium increases on annually renewable traditional contracts. As part of its September 11 loss, LRG established reserves on its books for smaller losses in the accident and health, aviation and casualty portfolios.

Premium income increased in 2001 primarily due to the nature of underlying life and property and casualty reinsurance contracts written in 2001. A greater number of structured reserve transfer deals were written in 2001 than in 2000.

UNITED STATES OPERATIONS

The discussion of operating results is followed by a report on operations of the United States segment of Lifeco, presented in terms of the major business units of GWL&A:

- **EMPLOYEE BENEFITS** – life, health, disability insurance and 401(k) products for small- to mid-sized corporate employers.
- **FINANCIAL SERVICES** – accumulation and payout annuity products for both group and individual clients, as well as life insurance products for individual clients.

Net income from GWL&A for 2001 was $267 million, compared with $386 million for 2000. The decrease in earnings compared with a year ago was primarily related to Alta Health & Life Insurance Company. A non-recurring charge of $204 million ($133 million after tax) and operating losses of $32 million after tax, both associated with Alta, are included in Employee Benefits 2001 results.

The positive earnings results, after excluding the impact of special non-recurring charges associated with Alta, reflect improvement in individual mortality, an increase in fee income in Financial Services, and an increase in expense recoveries in the Group life and health block of business, offset by unfavourable Group morbidity particularly in the small-case market.

PREMIUMS AND DEPOSITS – UNITED STATES

Years ended December 31 (in millions of dollars)	2001	2000		2001	2000	
	PREMIUMS AND DEPOSITS		% CHANGE	SALES		% CHANGE
Employee Benefits						
Group life and health	10,570	9,439	12	1,014	1,452	(30)
401(k)	2,838	2,938	(3)	1,169	1,553	(25)
Financial Services						
Savings	1,925	1,916	–	1,025	1,035	(1)
Insurance	1,573	1,363	15	867	875	(1)
	16,906	15,656	8	4,075	4,915	(17)

The eight per cent increase in premium income and deposits in 2001 was composed of growth in Employee Benefits premium income of $1.0 billion and an increase in Financial Services premium income and deposits of $219 million. The growth in premium income in the Employee Benefits segment is primarily due to premium equivalents from ASO contracts.

EMPLOYEE BENEFITS The 2001 premiums and deposits for Group life and health were $10.6 billion, an increase of 12 per cent from 2000, due to an increase in ASO equivalents, reflecting higher medical claims.

GWL&A acquired Alta on July 8, 1998. During 2000 and 2001, the Alta business continued to be run as a free-standing unit, but was converted to GWL&A's systems and accounting processes. This conversion program resulted in significant issues related to pricing, underwriting, and administration of the business. As a result, GWL&A incurred a one-time charge, in 2001, of $133 million, net of tax. Alta discontinued writing new business and all Alta customers will eventually be moved to GWL&A contracts. All Alta sales and administration staff became employees of GWL&A and the underwriting functions will be conducted by the underwriting staff of GWL&A. Alta's operating performance has improved in the fourth quarter of 2001, as a result of pricing changes initiated during 2001.

The total life and health block of business comprises 2.6 million members at December 31, 2001, down from 3.1 million members a year ago.

401(k) premiums and deposits decreased 3 per cent in 2001 from 2000. The total 401(k) block of business under administration totals 6,888 employer groups and more than 545,000 individual participants, compared with 6,975 employer groups and more than 550,000 individual participants in 2000.

FINANCIAL SERVICES Overall, 2001 sales (including separate account sales) were essentially flat with 2000 levels, as fixed Bank-Owned Life Insurance (BOLI) premiums in 2001 were lower than in 2000 by $260 million. This was mostly offset by 2001 variable BOLI single premiums being $243 million higher than 2000 variable sales.

Premiums and deposits totalled $1.9 billion, unchanged from 2000. Premiums from separate account products were $1.2 billion in 2001, unchanged from a year ago, while fixed premiums totalled $703 million in 2001 and $744 million in 2000.

Individual life insurance revenue premiums and deposits increased slightly from $1.4 billion in 2000 to $1.6 billion in 2001. The insurance lines are experiencing the same trend that the savings business has seen over the last few years, as $999 million of BOLI premiums were recorded as segregated fund deposits, compared with $540 million in 2000.

OUTLOOK

Lifeco's subsidiaries remain well positioned to capitalize on their strengths in their respective markets. In Canada, the company sees significant growth opportunities in the Group insurance market, where Great-West Life's low unit costs and extensive distribution systems offer a competitive advantage, as well as in the mass affluent market, where the company's advice distribution channels are an asset.

In the United States, the Employee Benefits market place offers growth potential for companies that can help employers manage costs through self-funded and managed care products. The company also sees continued opportunity in government employee markets for retirement funds, and a significant untapped market for low-cost, high-value life insurance distributed through partnerships with other financial institutions.

The companies will also continue to explore distribution and service opportunities offered by new technologies, both for clients and to support their distribution channels.

Great-West Lifeco Inc.

CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS

December 31 (in millions of dollars)	2001	2000
CONDENSED STATEMENTS OF EARNINGS		
Premium income	10,477	9,976
Net investment income	3,713	3,649
Fee and other income	1,858	1,641
	16,048	15,266
Paid or credited to policyholders and beneficiaries	12,030	11,374
Special charges	204	
Other expenses	2,761	2,639
	14,995	14,013
	1,053	1,253
Income taxes	397	451
Goodwill amortization	66	65
Non-controlling interests	44	63
Net income	546	674
Per share data (in dollars)		
Earnings	1.39	1.72
Adjusted earnings	2.03	
CONDENSED BALANCE SHEETS		
Bonds	32,581	30,326
Mortgage and policyholder loans	14,582	14,370
Goodwill	1,604	1,679
Other assets	10,392	9,379
Total assets	59,159	55,754
Policy liabilities	47,599	45,099
Other liabilities	5,213	4,542
Non-controlling interests	1,950	1,933
Preferred shares	530	530
Common shareholders' equity	3,867	3,650
Total liabilities and shareholders' equity	59,159	55,754

GREAT-WEST LIFECO INC.


0.97 1.17 1.43 1.72 2.03
1.95
1.60
1.25
0.90
97 98 99 00 01

EARNINGS PER SHARE (IN DOLLARS)[1]

[1] Before provision for integration costs of $0.29 per share in 1997 and non-recurring charges of $0.64 per share in 2001


17.4[1] 15.4 17.1 18.6 19.4[2]
19
17
15
13
97 98 99 00 01

RETURN ON EQUITY (PER CENT)

[1] Before provision for integration costs

[2] Adjusted for non-recurring charges

READERS ARE REFERRED TO THE CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS OF INVESTORS GROUP FURTHER IN THIS ANNUAL REPORT.

At December 31, 2001, through its direct interest of 56.2 per cent and The Great-West Life Assurance Company's interest of 3.5 per cent, Power Financial held an economic interest of 59.0 per cent in Investors Group Inc.

Investors Group Inc. (the Company) acquired Mackenzie Financial Corporation (Mackenzie) effective April 20, 2001. The acquisition of Mackenzie has provided the Company with a leading position in the independent financial planner and full-service broker channels, a different sector of the market than that of the Company's existing operations. As a result, Mackenzie will operate separately, with its own investment management, marketing and distribution, brands and corporate leadership. Consolidated operating results include the results of Mackenzie from the date of acquisition.

SUMMARY OF CONSOLIDATED OPERATING RESULTS

For 2001, net income available to common shareholders, excluding goodwill amortization and a restructuring charge related to the acquisition of Mackenzie, was $388 million. This represents an increase of 36.4 per cent over 2000 earnings of $284 million. Diluted earnings per share, excluding goodwill amortization and restructuring costs, were $1.56, up 16.0 per cent from $1.35 in 2000.

After accounting for the restructuring charge of $96 million ($56 million after tax), net income available to common shareholders in 2001 was $332 million excluding goodwill amortization and $260 million including goodwill amortization, as reported in the consolidated financial statements. On the same basis, diluted earnings per share in 2001 were $1.34 and $1.05, respectively.

Shareholders' equity was $2.68 billion as at December 31, 2001, up from $1.10 billion at December 31, 2000. Return on average common equity, excluding goodwill amortization and restructuring costs, was 19.6 per cent, compared with 28.1 per cent in 2000. The quarterly dividend per common share was increased to 19 cents (76 cents annually) in 2001.

As a result of the acquisition of Mackenzie, the Company revised its reportable segments from fee-based operations and intermediary operations to Investors Group, Mackenzie, and Corporate and Other to conform to the current organizational structure. Management measures and evaluates the performance of these segments based on earnings before interest and taxes, as shown in the Condensed Supplementary Financial Statements.

On October 5, 2001, the operations of Maxxum Fund Management Inc. and Maxxum Financial Services Co. (together Maxxum) were integrated with Mackenzie. Maxxum results subsequent to the integration are reported in the Mackenzie segment.

Discussion of segment results for Investors Group and Mackenzie is contained later in this report. Corporate and Other represents net investment income earned on unallocated investments. Corporate and Other net investment income in 2001 totalled $44 million, compared with $56 million in 2000. The decrease in net investment income is due to financing activities related to the acquisition of Mackenzie.

RESTRUCTURING COSTS The Company recorded a restructuring charge of $96 million in the second quarter of 2001 relating to the acquisition of Mackenzie. Costs include:

- integration of Maxxum's operations with Mackenzie;
- restructuring of trust company and securities operations;
- product shelf realignment and restructuring sub-adviser relationships;
- restructuring administrative and corporate operations;
- decommissioning redundant systems and software;
- reorganizing to create shared services operations for information technology and back-office operations.

INTEREST EXPENSE Interest expense totalled $73 million in 2001. Of this amount, $71 million was related to the financing costs of the Mackenzie acquisition.

SUMMARIZED FINANCIAL INFORMATION

(in millions of dollars, except per share amounts)	2001	2000	% CHANGE
Net income available to common shareholders			
Excluding goodwill amortization and restructuring costs	388	284	36.4
Excluding goodwill amortization	332	284	16.7
Diluted earnings per share			
Excluding goodwill amortization and restructuring costs	1.56	1.35	16.0
Excluding goodwill amortization	1.34	1.35	(0.7)
Dividends per share	0.73	0.61	19.7
Book value per share	8.81	5.23	68.5 (4)
Return on equity			
Excluding goodwill amortization and restructuring costs	19.6%	28.1%	
Excluding goodwill amortization	16.7%	28.1%	
Mutual funds			
Investors Group			
Sales	6,027	7,053	(14.5)
Net sales	1,031	976	5.6
Assets under management (1)	41,644	44,498	(6.4)
Mackenzie Financial Corporation (2)			
Sales	3,452		
Net sales	22		
Assets under management (1)	33,400		
Combined mutual fund assets under management	75,044	44,498	68.6
Corporate assets	6,122	1,985	208.4
Insurance in force (face amount)	24,374	20,876	16.8
Securities operations assets under administration (3)	4,104	2,646	55.1
Mortgages serviced (3)	7,659	7,147	7.2
Deposits and certificates (3)	671	219	206.5

(1) Assets of $2,215 million were transferred to Mackenzie on integration of Maxxum operations with Mackenzie effective October 5, 2001.

(2) From date of acquisition or as at December 31, 2001, for Canadian mutual fund operations only

(3) Includes Mackenzie Financial Corporation as at December 31, 2001.

(4) Primarily due to the increase in shareholders' equity resulting from the issuance of 53.5 million common shares related to the acquisition of Mackenzie.

CONSOLIDATED FINANCIAL POSITION

The Company's on balance sheet assets totalled $6.12 billion at December 31, 2001, compared with $1.99 billion at December 31, 2000. The increase in assets was attributable to the acquisition of Mackenzie on April 20, 2001.

The Company's holdings of securities were $248 million at December 31, 2001 – a decrease of $168 million or 40.4 per cent. Securities currently represent 4.1 per cent of total assets as compared with 21.0 per cent at December 31, 2000. The market value of the Company's portfolio at December 31, 2001 exceeded cost by $164 million, compared with $176 million at year-end 2000. Securities sold during the period provided a portion of funds utilized to finance the acquisition of Mackenzie. The Company continually strives to ensure that its portfolio holdings are of the highest quality and seeks to manage the market and credit risk associated with a securities portfolio.

Loans, including mortgages and personal loans, increased by 203.6 per cent, or $439 million, to $655 million at December 31, 2001 and represent 10.7 per cent of total assets, compared with 10.9 per cent at year-end 2000. The increase is due to mortgages and personal loans related to Mackenzie's intermediary operations. At December 31, 2001, impaired loans totalled $3.4 million and represented 0.49 per cent of the total loan portfolio, compared with $0.7 million or 0.27 per cent at December 31, 2000. The allowance for credit losses exceeded impaired mortgages and loans by $18 million as at December 31, 2001, compared with $8 million at December 31, 2000.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The Company's operating liquidity requirements involve financing operations, servicing its existing debt and equity and maintaining liquidity in its regulated subsidiaries.

A key liquidity requirement for the Company is the funding of commissions paid on the sale of mutual funds. The Company's commission expense was fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds. The Company continues to rely on its strong financial position to address funding issues of this nature internally.

The Company also maintains sufficient liquidity to fund and temporarily hold mortgages. Through its mortgage banking operations, most of these mortgages are sold to third parties on a fully serviced basis.

The Company maintains additional liquidity to meet regular interest and dividend obligations related to the bridge financing of $497 million and the long-term debt and preferred shares of $1.51 billion issued during the second quarter of 2001 to finance the Mackenzie acquisition, as well as interest related to other long-term debt.

Liquidity can also be provided through the Company's ability to raise funds in domestic debt and equity markets as evidenced by funds raised to finance its acquisition of Mackenzie.

The Company's total capitalization has increased significantly as a result of the acquisition of Mackenzie. Shareholders' equity increased during the year to $2.68 billion as at December 31, 2001 from $1.10 billion at December 31, 2000. During the same period, long-term debt increased to $1.36 billion.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet. Independent reviews confirm the continuing quality of the Company's balance sheet and the strength of its operations. During 2001, both Standard & Poor's (S&P) and the Dominion Bond Rating Service (DBRS) reviewed their ratings of the Company's senior debt and liabilities. The senior debt and liabilities were rated A stable by both S&P and DBRS.

Management of Investors Group Inc. is confident that the Company's current capital resources are adequate and can support its activities during 2002.

INVESTORS GROUP INC.


0.70 0.89 1.12 1.35 1.56
1.55
1.25
0.95
0.65
97 98 99 00 01

DILUTED
EARNINGS
PER SHARE*
(IN DOLLARS)

* Excluding goodwill amortization and restructuring costs


32.9 36.9 41.9 46.2 83.1
85
65
45
25
97 98 99 00 01

ASSETS UNDER
MANAGEMENT AND
ADMINISTRATION
(IN BILLIONS
OF DOLLARS)

Mackenzie	39.4
Investors Group	43.7

REVIEW OF THE BUSINESS

Investors Group's core business is to provide a comprehensive array of personal wealth creation and financial planning services to Canadians through its network of highly trained and well-supported consultants.

CONSULTANTS Investors Group distinguishes itself from its competition through its distribution network of highly knowledgeable and professional consultants who are associated with 102 financial planning centres located across Canada. In 2001, Investors Group continued the redesigning of its consultant recognition and training programs. These programs are aligned to meet the key strategic objectives of client service, the continued growth of a highly productive consultant network and asset retention.

Changes in Investors Group's recruiting practices in recent years have emphasized the hiring of top-quality candidates. While this approach has resulted in fewer consultants being recruited – recruits in 2001 totalled 677 – the likelihood that they can develop successful relationships with clients has increased significantly.

At the end of 2001, Investors Group had 3,409 consultants in its distribution network compared with 3,483 in 2000, the largest network of consultants in Canada. The percentage of consultants with more than four years experience continued to increase, climbing to 59.2 per cent from 58.5 per cent a year earlier. This measure indicates growth in the proportion of consultants who have successfully established themselves with Investors Group.

SALES RESULTS During 2001, sales of Investors Group mutual funds were $6.0 billion. This represented a 14.5 per cent decrease from the record $7.1 billion level achieved in 2000 and compared with an overall industry decrease of 3.1 per cent. Excluding the sale of money market funds, Investors Group's mutual fund sales decreased 17.7 per cent, compared with a 25.0 per cent decrease for the industry. Mutual fund redemptions totalled $5.0 billion in the year, a decrease of 17.8 per cent from the $6.1 billion recorded in 2000.

Net sales of Investors Group mutual funds in 2001 were $1,031 million, an increase of 5.6 per cent, compared with $976 million in 2000. Excluding Maxxum, net sales generated by Investors Group's consultant network were $837 million in 2001, an increase of 125.7 per cent, compared with $371 million in 2000.

During 2001, insurance sales, measured on the basis of annualized premiums, were a record $31 million, up 16.3 per cent from 2000. Investors Group Securities Inc., a subsidiary involved in securities operations, attracted $1.2 billion in new assets, unchanged from 2000 levels. Sales of mortgage products were $936 million, an increase of 11.1 per cent, compared with $843 million in 2000.

REVIEW OF OPERATING RESULTS

Investors Group earns revenue primarily from management fees for advising and managing its mutual funds, fees charged to its mutual funds for administrative and trustee services, and distribution fees charged to account holders for the distribution of its mutual funds by Investors Group's consultants. Revenue is also earned from the distribution of insurance products and securities services. Additional revenue is derived from investment certificate operations and mortgage operations.

Investors Group's earnings before interest and taxes were $590 million in 2001, compared with $454 million in 2000, as shown in the Condensed Supplementary Financial Statements.

REVENUE

FEE INCOME Fee income was earned from the management, administration and distribution of 94 Investors *Masterseries*™, partner and managed asset investment funds, and the 47 mutual funds offered by Maxxum until October 5, 2001. The distribution of insurance products and the provision of securities services provide additional fee income. Total fee income rose by $16 million to $1,092 million, a 1.5 per cent increase over 2000 results.

To provide a stable level of fee income, Investors Group must continue to maintain high levels of assets under management. The level of assets under management is influenced by three factors: sales, redemption rates and investment management performance. Sales of Investors Group's mutual funds continued to be strong in 2001 and its redemption rate decreased to 11.6 per cent in 2001 from 14.0 per cent in 2000, continuing to be among the lowest in the industry. Investment management services provided reasonable levels of returns during a period in which markets were both weak and very volatile.

MANAGEMENT FEES Current annual fees for management services range from 0.65 per cent to 2.5 per cent of assets under management. During 2001, management fee revenue increased by $25 million to reach $850 million, an increase of 3.1 per cent. This increase in management fee income in 2001 reflects the impact of hedging activities that mitigate market risk and changes in average mutual fund assets.

ADMINISTRATION FEES During 2001, Investors Group earned a total of $149 million in administration fees, as compared with $143 million in 2000. Fees charged to the mutual funds for administration services accounted for the increase in revenue in 2001.

DISTRIBUTION FEES During 2001, distribution fee income declined by $16 million. This decrease is largely a result of reductions in redemption fee income. Redemptions declined to $5.0 billion in 2001, a decrease of 17.8 per cent from 2000. This decrease was partially offset by fee income from the distribution of insurance and brokerage products, which increased by 15 per cent in 2001.

NET INVESTMENT INCOME AND OTHER Investment income includes interest and dividends earned on cash and short-term investments, marketable securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of an affiliate's earnings as well as income related to mortgage banking activities.

Investors Group measures net investment income as the difference between investment income and interest expense on deposit liabilities, certificates and debt, excluding interest expense on debt incurred to finance its acquisition of Mackenzie. Net investment income and other totalled $77 million in 2001 and represents 6.6 per cent of gross revenue, compared with 5.7 per cent in 2000. The increase of 16.9 per cent or $11.1 million from the 2000 level of $66 million is due principally to an increase of $21 million in income generated by mortgage banking activities. This increase was partially offset by a reduction in Investors Group's share of an affiliate's earnings.

EXPENSES

COMMISSIONS Investors Group incurs commissions expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and, as a result, commissions expense will fluctuate with the level of sales.

Commissions expense decreased by $79 million or 22.1 per cent to $278 million, compared with $357 million in 2000. The decrease in commissions expense is due principally to the change in accounting estimate for amortization of selling commissions related to the sale of *Masterseries*™, partner and Maxxum mutual funds. Effective April 1, 2001, Investors Group changed the period of amortization of these expenditures to a maximum of seven years to reflect a more accurate estimate of their useful life. Prior to April 1, 2001, the maximum period for amortization was three years. The change in accounting estimate was applied prospectively and resulted in a decrease of $62 million in commissions expense for the nine-month period ended December 31, 2001. Lower mutual fund sales during 2001, which were 14.5 per cent below 2000 levels, accounted for the remainder of the decrease in expense in the year.

NON-COMMISSION EXPENSES During 2001, non-commission expenses totalled $300 million. This total includes strategic and business process improvement expenditures of $4 million in support of the development and implementation of Investors Group's strategic plan. Excluding these expenditures, non-commission expenses were $296 million, representing an increase of $16 million or 5.8 per cent from 2000. Variable costs rose by 2.9 per cent to $78 million. Fixed costs increased by $14 million or 6.9 per cent and were largely driven by initiatives related to the expansion of Investors Group's distribution activities.

Mackenzie Operations

REVIEW OF THE BUSINESS

Mackenzie is an integrated financial services company, operating directly in North America and internationally through partner sub-adviser firms.

CANADIAN ASSET MANAGEMENT OPERATIONS Mackenzie's core business is managing mutual funds in Canada. As at December 31, 2001, Mackenzie provided investment management, marketing and administrative services to 176 mutual funds and 41 segregated funds held by over 1,500,000 investors with assets under management of $33.4 billion.

Despite the general weakness, Mackenzie's mutual funds performed among the highest levels in the industry. The majority of Mackenzie's assets rank among the top half of similar investment products in the industry over all relevant time periods. At December 31, 2001, 91 per cent of Mackenzie's assets under management ranked in the top half of all competitive offerings for five-year performance. For the one-year period, 77 per cent of assets ranked in the top half of similar investment products.

TRUST AND ADMINISTRATIVE SERVICES Mackenzie understands that a complete financial plan usually involves other financial products and broader administrative service offerings. The delivery mechanism for this aspect of Mackenzie's business is the MRS Group of Companies (MRS). Through Multiple Retirement Services Inc., M.R.S. Securities Services Inc., and M.R.S. Trust Company, MRS collectively provides trade execution and settlement services for mutual fund and other securities transactions, provides trustee services and offers a wide variety of deposit and lending products (high-yield deposits, mortgages, investment loans, and RSP contribution loans).

U.S. ASSET MANAGEMENT OPERATIONS Mackenzie's U.S.-based asset management is provided by Mackenzie Investment Management Inc. Mackenzie Investment manages US$1.2 billion in 16 mutual funds of its own and provides investment advisory services to all or a part of the assets in 22 Universal Funds managed by Mackenzie and sold only in Canada.

REVIEW OF OPERATING RESULTS

Mackenzie contributed $572 million in operating income to Investors Group Inc. subsequent to the consolidation of Mackenzie into the Company's results effective April 20, 2001.

Mackenzie's main source of revenue is generated by providing investment management and administration services to public mutual funds in Canada and the U.S. Mackenzie also earns revenues from redemption fees and the administration of self-directed savings plans offered by MRS. Through M.R.S. Trust Company, Mackenzie earns net investment income from intermediary operations.

The consolidation of Mackenzie into Investors Group Inc. increased the Company's operating expenses by $438 million. The main components of Mackenzie's operating expenses include:

- $114 million amortization of deferred selling commissions;
- $105 million of trail commissions paid to dealers;
- other costs incurred primarily in the administration, marketing and management of the mutual funds and in the MRS account administration operation.

Mackenzie contributed $134 million to the Company's consolidated earnings before interest and taxes.

OUTLOOK

During the past decade, the financial services industry has experienced considerable growth and substantial change. Some of the factors contributing to industry growth are:

- changes in investment habits;
- increasing ease of investment in capital markets;
- greater knowledge and understanding of investment products among the general public;
- shifting demographics – the move of the baby boom generation into peak saving and investing years.

To provide financial planning services to Canadians, the Company must compete with other mutual fund companies and, increasingly, with other financial services organizations including banks, brokerage firms and life insurance companies. Mergers and acquisition activity in 2001 reflected continued consolidation within the industry. Management expects continued consolidation in the industry as smaller participants are acquired by larger, more efficient organizations.

Within the various mutual fund distribution channels, competition is strong. Management views this as a healthy environment that allows investors to receive high-quality investment management services for reasonable fees. The Company has enhanced its competitive position in the mutual fund and financial services industries through:

- the acquisition of Mackenzie which will be a key factor in the Company's future success. The acquisition gives the Company access to additional distribution channels as well as positioning the Company to realize numerous operating efficiencies and product enhancements;
- the offering of a broader range of financial products and increasing the diversification of the Company's core products to strengthen existing client relationships and attract new clients,
- the Company's agreement with CIBC, through which banking and brokerage services will be offered in 2002, is further evidence of the Company's ability to expand its product shelf in new and unique ways that serve existing clients and attract new ones.

This strategy will enhance the extent and quality of the Company's client relationships, protecting its client base and expanding its market share.

MARKET INFLUENCES

Corrections in domestic and international markets and changes in interest rates may affect the future outlook for the Company. Financial markets were both weak and highly volatile throughout 2001. Increases in interest rates could have a significant impact on equity markets and mutual fund sales. Declines in the value of equity markets could also result in increased redemptions of mutual funds.

REDEMPTION RATES The redemption rate for long-term funds for the Company's mutual funds was 10.4 per cent for the year, among the lowest in the industry. The corresponding redemption rate for the industry as a whole, excluding the Company's mutual funds, was 13.2 per cent.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisers can also play a key role in educating investors about the value of a long-term investment strategy and the benefits of an appropriate level of portfolio diversification. In periods of declining markets and market volatility, they can also be effective in encouraging clients to assume a long-term investment outlook and continue to invest.

Investors Group and Mackenzie provide consultants and independent financial advisers, respectively, with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships. As a result, the Company has been able to maintain redemption rates that are among the lowest in the industry.

CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS

December 31 (in millions of dollars)	2001	2000	2001	2000	2001	2000	2001	2000
CONDENSED STATEMENTS OF EARNINGS	INVESTORS GROUP		MACKENZIE		CORPORATE & OTHER		TOTAL	
Fee income	1,092	1,075	557				1,649	1,075
Net investment income and other	76	66	15		44	56	135	122
	1,168	1,141	572		44	56	1,784	1,197
Operating expenses								
Commissions	278	357	219				497	357
Non-commission	300	330	220				520	330
	578	687	439				1,017	687
Earnings before interest and taxes	590	454	133		44	56	767	510
Restructuring costs							96	
Interest expense							73	3
Net income before taxes							598	507
Income taxes							253	223
Net income, excluding goodwill amortization							345	284
Goodwill amortization							72	
Net income							273	284
Preferred dividends							13	
Net income available to common shareholders								
Including goodwill amortization							260	284
Excluding goodwill amortization							332	284
Excluding goodwill amortization and restructuring costs							388	284

CONDENSED BALANCE SHEETS	2001	2000
Cash and short-term investments	854	716
Securities	248	416
Loans	655	216
Investment in affiliate	298	293
Deferred selling commissions	657	71
Other assets	389	250
Goodwill	3,021	23
Total assets	6,122	1,985
Deposits and certificates	671	219
Bankers' acceptances	497	
Other liabilities	914	502
Long-term debt	1,362	168
	3,444	889
Shareholders' equity	2,678	1,096
Total liabilities and shareholders' equity	6,122	1,985

Pargesa Holding S.A.

HIGHLIGHTS OF RESULTS Power Financial and the Frère group of Charleroi, Belgium, each hold 50 per cent of Parjointco N.V., a Dutch company that, as at December 31, 2001, held 61.4 per cent of the voting rights (61.4 per cent in 2000) and 54.6 per cent of the participating common shares (54.7 per cent in 2000) of Pargesa, the parent company of the Pargesa group. Pargesa has its head office in Geneva, Switzerland and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in large European companies active primarily in the sectors of media (Bertelsmann AG), oil and gas, and petrochemicals (TotalFinaElf), energy, water and waste services (Suez) and specialty minerals (Imerys S.A.).

The carrying value of Power Financial's interest in Parjointco as at December 31, 2001 was $1.4 billion, compared with $1.3 billion in 2000. This increase represents Power Financial's share of the net earnings of Parjointco, foreign currency translation adjustments and other items, less dividends received. An organization chart and a more detailed description of the group's principal holdings are presented in the section on the Pargesa group, beginning on page 47.

As at December 31, 2001, Pargesa and its subsidiary Groupe Bruxelles Lambert S.A. (GBL) held a 53.8 per cent aggregate equity interest (54.1 per cent in 2000) in Imerys, a company listed on the Paris stock exchange. In addition, Pargesa directly held 100 per cent of the shares of Orior Holding S.A., a company based in Vevey, Switzerland, active in the food industry. In April 2001, the shareholders of GBL and its intermediate holding subsidiary Electrafina S.A. approved the merger of the two companies, and the resulting entity retained the name of Groupe Bruxelles Lambert S.A. As a result of the merger, Pargesa's equity and voting interests in GBL decreased from 54.6 and 59.1 per cent, respectively, at the end of 2000, to 48.1 and 50.1 per cent, respectively, at the end of 2001. GBL, which is based in Brussels, Belgium, is listed on the Euronext Brussels stock exchange and holds, in addition to a 26.3 per cent interest in Imerys, the Pargesa group's interests in Bertelsmann, TotalFinaElf and Suez.

PARGESA GROUP – FINANCIAL INFORMATION

As at December 31, 2001 (in millions of dollars)[1]	PARGESA HOLDING S.A.	GROUPE BRUXELLES LAMBERT S.A.
Cash and temporary investments [2]	(14)	1,174
Long-term debt	317[3]	1,089[4]
Shareholders' equity	6,457	11,938
Market capitalization	5,275	11,489

(1) Foreign currencies have been converted into Canadian dollars at year-end rate.

(2) Net of financial debt due within one year.

(3) Drawdowns from bank credit facilities maturing in 2004 and 2005.

(4) Including convertible and exchangeable bonds for an amount of $880 million.

Over the last few years, Pargesa has taken steps to:

- focus on a limited number of industrial and services companies that are well positioned in their respective markets and over which the group has full or joint control, or in which it at least holds a significant interest. In keeping with this strategy, the Pargesa group has actively worked to turn local or regional businesses into world-class companies;
- streamline the corporate structure of the group while strengthening its financial position.

As a result, the group's investment portfolio has undergone a number of changes: many assets have been sold and, in some instances, significant acquisition, merger or exchange transactions have been carried out or encouraged in order to consolidate the group's existing positions.

The two largest transactions in 2001 – merging GBL and the intermediary holding company Electrafina and exchanging the 30 per cent interest in RTL Group for a 25 per cent interest in the media group Bertelsmann – completed a key phase of the above strategy. The group now owns, through a simplified holding structure, four investments representing more than 95 per cent of Pargesa's current adjusted net asset value as described in the table on the following page.

PARGESA – ADJUSTED NET ASSET VALUE (FLOW-THROUGH BASIS)

As at the end of March 2002 (in millions of dollars)	NET ASSETS (PARGESA'S SHARE)	%
TotalFinaElf (3.3 per cent – largest shareholder)	2,742	38.4
Suez (7.1 per cent – largest shareholder)	1,542	21.6
Bertelsmann (25.1 per cent – second shareholder) [1]	1,518	21.3
Imerys (53.8 per cent – controlling shareholder)	1,076	15.1
Orior (100 per cent) [2]	175	2.4
Other investments	119	1.6
Net cash and short-term assets [3]	491	6.9
Long-term debt [3]	(533)	(7.3)
	7,130	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates.
Figures have been converted into Canadian dollars using an exchange rate of 0.9485.

(1) Second shareholder after the Mohn family and Bertelsmann Foundation. The value of the investment in the private company Bertelsmann is equivalent to Pargesa's economic interest in Bertelsmann's shareholders equity as of Decembre 31, 2001.

(2) The investment in Orior is valued using its shareholders' equity at December 31, 2001.

(3) Pargesa's share of net cash and short-term assets or long-term debt

As at the end of March 2002, adjusted net asset value was $7,130 million, corresponding to a value per Pargesa share of SF4,485.

Pargesa's flow-through adjusted net asset value is calculated on the basis of market value for investments in listed companies and on the basis of Pargesa's economic interest applied to common shareholders' equity for non-listed companies (as per the most recent information provided by them). The amount allocated to Bertelsmann in the table above ($1,518 million) is based on its shareholders' equity as of December 31, 2001, which is now established under International Accounting Standards (IAS). Prior to the end of March 2002 and in the absence of a public market for shares of Bertelsmann, GBL and Pargesa had elected to allocate to the Bertelsmann shares the amount of $2,405 million (at current exchange rates), equal to the value of RTL Group shares exchanged for shares of Bertelsmann as of the time of the exchange (July 2, 2001). This amount was not intended to represent ongoing fair value.

EARNINGS

From an accounting standpoint, the implementation of the strategy undertaken over the past few years has led to a decrease in the number of investments that are accounted for under the equity method. As for TotalFinaElf and Suez, which represent 60 per cent of Pargesa's adjusted net asset value, only the annual dividend received from these companies is recorded in Pargesa's earnings statement.

Pargesa reported a decrease in operating earnings in 2001, as compared with the previous year. Both Imerys and holdings in the media sector (RTL Group in the first half of the year, Bertelsmann in the second half) produced lower contribution to Pargesa's operating earnings in 2001 as compared with 2000. Imerys' net operating income slightly increased, however Pargesa's share of the contribution received from Imerys fell as a result of increased amortization of goodwill and the appreciation of the Swiss franc. In the media sector, Bertelsmann and RTL Group had to face the effect of the economic slowdown and especially lower advertising revenues, combined with Internet expenses and the impact of the September 11 events on markets in which they operate. These lower contributions have been partly offset by higher dividends received from TotalFinaElf and Suez, as well as increased contributions from holding companies.

The Pargesa group again recorded significant non-operating earnings in 2001 amounting to SF291.5 million, as compared with SF250.9 million in the previous year. In 2001, non-operating earnings consisted primarily of the accounting gain resulting from the exchange of GBL's 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann and, to a lesser extent, of the gain recorded by GBL from the disposal of its interest in Lasmo; these gains have been partly offset by the group's share of a one-time charge recorded by Imerys and other items. In 2000, non-operating earnings included significant gains resulting from the disposal of Audiofina shares.

PARGESA HOLDING S.A.

December 31 (in millions)	2001		2000	
	SF	$[1]	SF	$[1]
Operating earnings before goodwill amortization	139	128	206	182
Goodwill amortization	(25)	(23)	(32)	(29)
Non-operating earnings [2]	291	268	251	221
Net earnings	405	373	425	374

(1) Average Swiss franc to Canadian dollar: 0.9184 in 2001 and 0.8793 in 2000

(2) Including Pargesa's share of non-operating earnings recorded by companies accounted for under the equity method

BERTELSMANN was affected in 2001 by the slowdown in the economy and, in particular, the advertising markets that the television sector (RTL Group) and the newspaper and magazine publishing sector (Gruner + Jahr) directly rely upon. For the six-month period ending December 31, 2001, Bertelsmann posted earnings of €949 million (C$1.3 billion), including non-recurring gains of €2.2 billion (C$3.1 billion), primarily on the disposal of AOL securities. These gains have not been recorded by GBL in its income because the shares in AOL were estimated at their fair value at the time of the acquisition by GBL of its interest in Bertelsmann.

As a result of the July 2001 transaction with GBL and the January 2002 purchase of the interest held by the Pearson group, Bertelsmann then controlled 89 per cent of RTL Group, which is becoming one of Bertelsmann's major assets. In 2001, despite a shrinking advertising market, RTL Group grew its market share, in terms of both audience and revenues, in the main geographic regions in which it operates. During the year, the Bertelsmann group's publishing houses, which were grouped under Random House early in 2001, published 169 titles that made *The New York Times* bestseller list, 22 of which hit number one. In the music sector, the management and operations of BMG were reorganized and its strategic activities more clearly defined; in 2002 according to an agreement between BMG and Summer Shore N.V., BMG may be required to sell its minority interest in the Zomba group to Summer Shore for a nominal amount, or to acquire from Summer Shore its majority interest in Zomba for an amount estimated to be approximately US$3 billion. In the book and music clubs sector, the group invested heavily in infrastructure, information technology and the Internet in order to optimize its offering and service to customers.

Bertelsmann also restructured its Internet activities, limiting and directly attaching them to the different operations to which they relate. By disposing of its investments in Internet service providers (AOL) and network operators (mediaWays), the group generated significant cash resources.

TOTALFINAELF resisted relatively well against the downturn in the oil market environment that occurred during the second half of 2001. Net earnings excluding non-recurring items slipped 2 per cent from the previous year to €7.5 billion (C$10.6 billion). This performance was achieved due to production growth combined with synergy and productivity programs that are being implemented at a faster pace than initially targeted. Due notably to the accretive impact of significant share repurchases made by the group, for €6.1 billion (C$8.5 billion), net earnings per share excluding non-recurring items were unchanged from the previous year. Net earnings, however, were up 11 per cent over 2000 to €7.7 billion (C$10.8 billion).

SUEZ posted revenues of €42.4 billion (C$59 billion), up 22 per cent over 2000, for growth of 13 per cent excluding energy trading activities. International business (outside France and Belgium) grew substantially, up 37 per cent, representing 54 per cent of the group's total revenues. Revenue growth for global businesses was as follows: 18.4 per cent for Energy, 7.8 per cent for Water and 5.1 per cent for Waste Services. The group's growth is closely tied to numerous contracts signed throughout the past year, in particular with industrial clients, which account for over 50 per cent of the group's revenues.

Current net earnings of global businesses were up by 12.5 per cent at €1.2 billion (C$1.7 billion), while the group's net earnings were up 8.7 per cent to €2.1 billion (C$2.9 billion).

IMERYS saw its business progress despite a difficult economic environment marked by a downturn in the second half of 2001, particularly in paper and refractories and especially in the United States. Sales were up 3.3 per cent in 2001 to €2.9 billion (C$4.1 billion), reflecting the impact of external growth operations which also reduced the exposure of Refractories and Abrasives (acquisition of Treibacher, the world's leading producer of fused alumina for the abrasives industry) to unfavourable economic conditions and opened up new markets in the U.S. for Ceramics & Specialties (acquisition of K-T, a ceramic paste producer).

Net current earnings were up by 2.4 per cent to €171 million (C$240 million), while net earnings including an exceptional charge related mainly to restructuring and rationalization expenses stood at €79 million (C$111 million) compared with €140 million (C$192 million) the previous year.

CASH EARNINGS AND DIVIDENDS

Pargesa's results can also be analysed on the basis of flow-through cash earnings. Under this approach, Pargesa's share in the operating results from its holdings subject to equity accounting (Imerys, as well as RTL Group for the first half of 2001) is replaced by Pargesa's effective share of the dividends received from these two holdings. On this basis, Pargesa's flow-through cash earnings per share increased from SF71 in 2000 to SF104 in 2001. Taking into account the increase in the dividends received by the group, the Pargesa Board will propose to the next Annual Shareholders Meeting in May 2002 an increase in the dividend from SF75 to SF80 per bearer share.

PARGESA HOLDING S.A. – CONTRIBUTION

(in millions of SF)	2001	2000
	FLOW-THROUGH CASH EARNINGS	
Imerys	34.7	31.7
RTL Group	28.9	12.6
Bertelsmann (no dividend received in 2001)	–	–
TotalFinaElf	58.4	36.9
Suez	36.4	32.3
Cash earnings from major holdings	158.4	113.5
Contribution from other participations	7.9	2.9
Operating results of holdings	8.5	2.3
Pargesa flow-through cash earnings	174.8	118.7
Cash earnings per share (in SF)	104	71
Pargesa dividend	80	75

OUTLOOK

The Pargesa group plans to continue to center its activities on a small number of large European companies and to focus on their strategic development.

COMPOSITION OF PARGESA'S FLOW-THROUGH NET EARNINGS

As at and for the years ended December 31 (in millions of dollars)[1]

	CUMULATIVE EQUITY INTEREST	PARGESA'S ECONOMIC INTEREST	CONTRIBUTION TO PARGESA'S EARNINGS 2001	2000
	%	%	$	$
Contribution from principal holdings				
Equity accounted				
Imerys (industrial)	53.8	40.1	77	80
Bertelsmann (media)[3]	25.1	12.1	(67)	
RTL Group (media)			9	25
Non-consolidated				
TotalFinaElf (energy)	3.3	1.6	54	32
Suez (energy, water, waste services)	7.1	3.4	33	29
			106	166
Other companies subject to equity accounting			11	10
Operating earnings from holding companies			11	6
Operating earnings before goodwill amortization[4]			128	182
Goodwill amortization[4]			(23)	(29)
Capital gains, net			268	221
Net earnings			373	374
Average currency rate			0.9184	0.8793

(1) As published by Pargesa and converted into Canadian dollars based upon average exchange rates, which increased 4.4 per cent in 2001.

(2) Second half of 2001.

(3) First half of 2001; in 2000, represents the contribution of CLT-UFA for the first half of the year and of RTL Group for the second half.

(4) Goodwill amortization refers to the goodwill amortization recorded by holding companies on their investments.

Financial Information

CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of dollars)	2001	2000
ASSETS		
Cash and cash equivalents	2,120	1,831
Investments (Note 2)		
Shares	1,500	1,583
Bonds	32,585	30,400
Mortgages and other loans	15,237	14,586
Real estate	1,276	1,218
	50,598	47,787
Investment in affiliate, at equity (Note 3)	1,406	1,296
Goodwill, net of accumulated amortization	4,796	1,786
Other assets (Note 4)	8,149	6,703
	67,069	59,403
LIABILITIES		
Policy liabilities		
Actuarial liabilities (Note 5)	43,909	41,537
Other	3,690	3,562
Deposits and certificates	671	219
Long-term debt (Note 6)	2,437	1,026
Other liabilities (Note 7)	6,060	4,610
	56,767	50,954
Non-controlling interests (Note 8)	4,474	3,486
SHAREHOLDERS' EQUITY		
Stated capital (Note 9)		
Preferred shares	750	550
Common shares	547	547
Retained earnings	4,202	3,663
Foreign currency translation adjustments	329	203
	5,828	4,963
	67,069	59,403

Approved by the Board of Directors

Director

Director

For the years ended December 31 (in millions of dollars, except per share amounts)	2001	2000
REVENUES		
Premium income	10,477	9,976
Investment income	3,905	3,818
Fee income	3,507	2,716
	17,889	16,510
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	12,030	11,374
Commissions and operating expenses	3,810	3,352
Special charges (Note 19)	204	
Interest expense	132	62
	16,176	14,788
	1,713	1,722
Share of earnings of affiliate (Note 3)	33	44
Other income, net (Note 12)	207	60
Earnings before income taxes, amortization of goodwill and non-controlling interests	1,953	1,826
Income taxes (Note 13)	642	665
Amortization of goodwill	148	70
Non-controlling interests (Note 8)	284	305
Net earnings	879	786
Earnings per common share (Note 14)		
Basic	2.44	2.18
Diluted	2.41	2.15
Earnings before amortization of goodwill per common share		
Basic	2.75	2.36
Diluted	2.72	2.33

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31 (in millions of dollars)	2001	2000
Retained earnings, beginning of year		
As previously reported	3,663	3,198
Change in accounting policies (Note 1)		(41)
	3,663	3,157
Add		
Net earnings	879	786
Deduct		
Dividends		
Preferred shares	32	32
Common shares	305	251
Premium on repurchase of common shares (Note 9)	15	9
Other	(12)	(12)
	340	280
Retained earnings, end of year	4,202	3,663

For the years ended December 31 (in millions of dollars)	2001	2000
OPERATING ACTIVITIES		
Net earnings	879	786
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	1,357	969
Decrease (increase) in funds withheld by ceding insurers	(922)	(1,129)
Amortization and depreciation	177	83
Future income taxes	(68)	(120)
Non-controlling interests	284	305
Other	612	(458)
Cash from operating activities	2,319	436
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	(150)	(144)
Preferred shares	(31)	(32)
Common shares	(292)	(239)
	(473)	(415)
Issue of common shares	1	4
Issue of preferred shares	200	
Issue of common shares by subsidiaries	22	8
Repurchase of common shares	(15)	(10)
Repurchase of common shares by subsidiaries	(178)	(87)
Issue of preferred shares by a subsidiary	360	
Repurchase of preferred shares by a subsidiary	(221)	
Issue of long-term debt, commercial paper and other loans	1,847	431
Repayment of long-term debt, commercial paper and other loans	(68)	(100)
Other	22	(88)
	1,497	(257)
INVESTMENT ACTIVITIES		
Bond sales and maturities	17,843	16,240
Mortgage loan repayments	2,742	3,840
Sale of shares	735	615
Change in loans to policyholders	(630)	(267)
Change in repurchase agreements	400	(119)
Investment in subsidiaries	(2,602)	(218)
Investment in bonds	(19,225)	(15,545)
Investment in mortgage loans	(2,278)	(3,563)
Investment in shares	(455)	(881)
Other	(57)	(86)
	(3,527)	16
Increase in cash and cash equivalents	289	195
Cash and cash equivalents, beginning of year	1,831	1,636
Cash and cash equivalents, end of year	2,120	1,831

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	589	626
Interest paid	132	67

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliate.

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using Management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal operating subsidiaries of the Corporation are: (a) Great-West Lifeco Inc. ("Lifeco") (direct interest of 77.8%, 2000 – 77.2%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company ("GWL&A") and 100% of the common shares of The Great-West Life Assurance Company ("Great-West"), which in turn holds 100% of the common shares of London Insurance Group Inc. ("LIG") which itself holds 100% of London Life Insurance Company and (b) Investors Group Inc. ("Investors Group") (direct interest of 56.2%, 2000 - 67.9%), which holds 100% of the Common Shares (2000 – nil) of Mackenzie Financial Corporation. Investors Group also holds 4.4% (2000 – 4.4%) of the common shares of Lifeco and Great-West holds 3.5% (2000 – nil) of Investors Group. The Corporation accounts for its investment in its affiliate using the equity method.

CASH AND CASH EQUIVALENTS For purposes of the statement of cash flows, cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

INVESTMENTS Investments, other than those held by Lifeco, are accounted for as follows:
Investments in shares are carried at cost; where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less provisions for losses. Real estate investments are valued at cost less provisions for losses.

Investments held by Lifeco are accounted for as follows:
Investments in shares (equity securities) are carried at cost plus a moving average market value adjustment of $31 million (2000 – $38 million). The carrying value is adjusted towards market value at a rate of 15% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings at 15% per annum on a declining balance basis. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management.

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $65 million (2000 – $54 million). The carrying value is adjusted toward market value at a rate of 10% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings at 10% per annum on a declining balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by qualified appraisers.

Other loans, which include loans to policyholders and personal loans, are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

SECURITIZATIONS The Corporation periodically securitizes mortgages and personal loans through sales to commercial paper conduits that in turn issue securities to investors. The Corporation retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. The Corporation also securitizes mortgages through the issuance of mortgage-backed securities. Effective July 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 12 (AcG 12) – Transfers of Receivables, for transfers of loans occurring on or after July 1, 2001.

Under AcG 12, transfers of loans are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the consolidated balance sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management's best estimates of key assumptions such as expected losses, prepayment and discount rates commensurate with the risks involved, or sales of similar assets. The Corporation continues to service the loans sold. As a result, a servicing liability is recognized and amortized over the servicing period as servicing fees.

Transfers of loans occurring, or committed to, prior to July 1, 2001, are accounted for as sales when the significant risks and rewards of ownership have been transferred and there is reasonable assurance regarding the measurement of the consideration derived from the sale. Gains on these transactions are recognized over the term of the structure provided that there is no recourse to the Corporation for the consideration derived from the sale. To the extent there is recourse to the Corporation on the transaction, any gain is deferred until the cash is collected and there is no recourse. Fees earned by the Corporation to service the securitized loans are recognized as services are provided.

For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in investment income in the consolidated statement of income. The servicing liability is recorded in other liabilities on the consolidate balance sheet.

DEFERRED SELLING COMMISSIONS Commissions paid by Investors Group on the sale of certain mutual fund products are deferred and amortized against related fee income over a maximum period of seven years. Prior to April 1, 2001, the maximum period for amortization was three years. Investors Group has changed the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. The change in accounting estimate was applied prospectively and resulted in a decrease of $62 million ($35 million after tax) in commissions expense for the nine-month period ended December 31, 2001. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL Goodwill, being the difference between the cost of the investment in subsidiary and affiliated corporations and the fair value of the underlying net assets at the dates of acquisition, is amortized over periods not exceeding thirty years using the straight-line method. The Corporation reviews the carrying value of goodwill to determine if it has been permanently impaired in value by conditions affecting the subsidiary and affiliated corporations, using projections of future earnings and cash flows of the related subsidiary and affiliated corporations. Management is of the opinion that there has been no reduction in the value assigned to goodwill.

STOCK BASED COMPENSATION PLANS The Corporation has stock option plans, a stock purchase plan and a deferred share unit plan which are described in Note 10. No compensation expense is recognized for the stock option plans when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to stated capital. Compensation expense is recognized for the Corporation's contributions to the employee share purchase program and for the deferred share unit plan.

REPURCHASE AGREEMENTS Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

DERIVATIVE FINANCIAL INSTRUMENTS The Corporation uses derivative products as risk management instruments to hedge or manage asset and liability positions including revenues within guidelines which prohibit their use for speculative purposes.

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position.

FOREIGN CURRENCY TRANSLATION All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings except those related to self-sustaining operations and financing related thereto, which are deferred in the shareholders' equity section of the balance sheet.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS The Corporation maintains defined benefit pension plans for certain of its employees and agents. The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method pro-rated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the funding excess or deficiency of the plan, and the amortization of experience gains or losses over the expected average remaining service life of employees. Plan assets are valued at market value for purposes of calculating the expected long-term rate of return.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Corporation also has an unfunded supplementary pension plan for certain executives. Pension expense related to current services are charged to income in the period during which the services are rendered.

The Corporation also provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants. Prior to 2000, the cost of providing these benefits was expensed as incurred. Effective January 1, 2000, the Corporation adopted the recommendations of the CICA Handbook Section 3461 – Employee Future Benefits, which require that post-retirement benefits other than pension be accrued over the periods of employee service similar to pension costs. The Corporation applied the standard retroactively with no restatement of prior periods. The cumulative effect of adopting the new recommendations was to increase Other liabilities by $98 million, increase prepaid pension assets (included with Other assets) by $1 million, increase future income taxes (included with Other assets) by $39 million, decrease Non-controlling interests by $17 million and decrease Opening retained earnings by $41 million.

CHANGES TO ACCOUNTING POLICIES Effective January 1, 2001, the Corporation adopted the revised recommendations of the CICA Handbook section 3500, "Earnings Per Share (EPS)". The revised Handbook section requires that the treasury stock method be used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that a reconciliation of the calculation of the basic and diluted EPS computations be disclosed. These recommendations were applied retroactively and prior year figures have been restated.

FUTURE CHANGES TO ACCOUNTING POLICIES The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business combinations on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, intangible assets currently recorded as part of goodwill should be recognized as separate intangible assets; goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards. The Corporation's management is currently evaluating the impact of the adoption of the new standards, and therefore has not yet assessed the impact on its financial statements.

The CICA also recently issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. The Corporation's management believes that the adoption of the new standards will not have a significant impact on its financial statements.

COMPARATIVE FIGURES Certain of the 2000 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. INVESTMENTS

(in millions of dollars)

	CARRYING VALUE			
	HELD BY LIFECO	HELD BY THE CORPORATION AND OTHER SUBSIDIARIES	TOTAL	ESTIMATED MARKET VALUE
2001				
Shares	1,148	352	1,500	1,713
Bonds	32,581	4	32,585	33,296
Mortgages and other loans	14,582	655	15,237	15,669
Real estate	1,272	4	1,276	1,515
	49,583	1,015	50,598	52,193
2000				
Shares	1,133	450	1,583	1,911
Bonds	30,326	74	30,400	30,555
Mortgages and other loans	14,370	216	14,586	14,911
Real estate	1,212	6	1,218	1,429
	47,041	746	47,787	48,806

Investment income includes the amortization of net deferred realized gains on portfolio investments sold and of net unrealized gains on shares and real estate investments of $217 million (2000 – $244 million).

TERM TO MATURITY AND INTEREST RANGE OF BONDS AND MORTGAGE LOANS

(in millions of dollars)

	1 YEAR OR LESS	1–5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
2001					
Bonds	2,456	7,231	22,898	32,585	0.6–14.5%
Mortgage loans	1,879	3,647	3,310	8,836	3.7–14.0%
2000					
Bonds	2,878	8,732	18,790	30,400	1.5–14.5%
Mortgage loans	2,152	3,758	3,093	9,003	4.0–14.5%

Other loans, included in mortgages and other loans on the consolidated balance sheet, consist of loans to policyholders and personal loans amounting to $6,401 million (2000 – $5,583 million) and have no fixed term.

Also included in mortgages and other loans are modified/restructured loans that are performing in accordance with their current terms amounting to $236 million (2000 – $298 million).

2. INVESTMENTS (CONTINUED)

Included in investments are the following:

IMPAIRED LOANS

(in millions of dollars)	2001	2000
Mortgage loans	21	30
Foreclosed real estate	17	7
Bonds	152	36
	190	73

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

(2) the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

CHANGES IN THE ALLOWANCE FOR CREDIT LOSSES

(in millions of dollars)	2001	2000
Balance, beginning of year	155	187
Increase (decrease) in provisions for credit losses	5	(16)
Recoveries	3	10
Write-offs	(16)	(64)
Other	20	38
Balance, end of year	167	155

The allowance for credit losses includes general provisions, established at a level that, together with the provision for future credit losses included in actuarial liabilities, reflects management's estimates of potential future credit losses.

Investments in real estate include an asset value allowance, which provides for deterioration of market values associated with real estate held for investment amounting to $27 million (2000 – $31 million).

3. INVESTMENT IN AFFILIATE AT EQUITY

(in millions of dollars)	2001	2000
	PARJOINTCO N.V. [1]	
Carrying value, beginning of year	1,296	1,251
Share of earnings	33	44
Share of gains on disposal of long-term investments, net	72	60
Foreign currency translation adjustments	19	(30)
Amortization of goodwill	(3)	(3)
Dividends	(31)	(29)
Other, net	20	3
Carrying value, end of year	1,406	1,296
Share of equity, end of year	1,391	1,279

(1) Parjointco N.V., 50% held by the Corporation, held a voting interest of 61.4% (2000 – 61.4%) and an equity interest of 54.6% (2000 – 54.7%) in Pargesa Holding S.A.

4. OTHER ASSETS

(in millions of dollars)	2001	2000
Funds withheld by ceding insurers	4,477	3,555
Dividends and interest receivable	547	564
Premiums in course of collection	410	606
Future income taxes	483	378
Other, including fixed assets, net of accumulated depreciation	2,232	1,600
	8,149	6,703

5. ACTUARIAL LIABILITIES

A) NATURE OF ACTUARIAL LIABILITIES Actuarial liabilities of Lifeco represent the amount which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, annuity liabilities and London Life's group life and health claim liabilities have been established using cash flow valuation techniques. All other actuarial liabilities have been determined using the policy premium method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

5. ACTUARIAL LIABILITIES (CONTINUED)

B) INTEREST RATE RISK Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes. For Lifeco, the valuation interest rate assumes a declining investment yield in order to incorporate reinvestment risk in the actuarial valuation.

C) CREDIT RISK Credit risk is managed through an emphasis of quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards. For Lifeco, projected investment returns are reduced to provide for future credit losses on currently held assets.

D) REINSURANCE RISK OF LIFECO Large amount claim risk for life and health insurance and property and casualty insurance is controlled by having reinsurance in place for claims over specified maximum benefit amounts (which vary by line of business) and by having consolidated catastrophic accident coverage in place covering up to $200 million of claims from a single event.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Consequently, allowances are established for amounts deemed uncollectible. Lifeco evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by $1,316 million (2000 – $763 million).

E) FOREIGN EXCHANGE RISK If the assets backing actuarial liabilities and other activities are not matched by currency, changes in foreign exchange rates can expose the Corporation to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Corporation to modify an asset position to more closely match actual or committed liability currency.

F) LIQUIDITY RISK Liquidity risk is the risk that the Corporation will have difficulty in raising funds to meet commitments. The liquidity needs of the Corporation are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between liability requirements and the yield of assets. Over 55% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

G) SENSITIVITY OF ACTUARIAL ASSUMPTIONS The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these net projected cash flows by $15 million. The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $33 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

6. LONG-TERM DEBT

(in millions of dollars)	2001	2000
POWER FINANCIAL CORPORATION		
Exchangeable debentures, due April 30, 2014 (i)	105	105
7.65% debentures, due January 5, 2006 (ii)	150	150
INVESTORS GROUP INC.		
5.52% preferred A Units, due December 31, 2002	47	
Floating Bankers' Acceptance, due May 30, 2006	550	
6.75% debentures 2001 Series, due May 9, 2011	450	
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	
GREAT-WEST LIFECO INC.		
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	156	158
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured (U.S. $175 M)	279	263
6.74% debentures due November 24, 2031, unsecured	200	
6.75% debentures due August 10, 2015, unsecured	200	200
Other notes payable at interest rates from 8.0% to 9.0%	25	25
	2,437	1,026

(i) Exchangeable debentures, due April 30, 2014, bear interest at an annual rate equal to the dividend received on common shares of BCE Inc. and Nortel Networks Corporation (Nortel) divided by the cost of the debentures, plus 1%. The debentures are redeemable prior to maturity at the option of the Corporation at a price equal to the principal amount together with accrued and unpaid interest; the redemption price may be satisfied by the delivery of up to 5,465,743 common shares of BCE Inc. and 8,583,327 common shares of Nortel or cash, at the debenture holders' option. The BCE Inc. and Nortel common shares are included in Investments – Shares at a cost of $103 million.

(ii) These debentures were effectively converted into a Swiss franc-denominated debt (SF127,518,490) bearing interest at 4.43% payable semi-annually through a ten-year, cross-currency swap expiring in 2006. The carrying value of this swap is included in Other assets.

Interest expense on long-term debt amounted to $120 million (2000 – $70 million).

The maximum aggregate amount of principal payments on long-term debt in each of the next five years is as follows: $91 million in 2002; $59 million in 2003; $27 million in 2004; $19 million in 2005 and $709 million in 2006.

7. OTHER LIABILITIES

(in millions of dollars)	2001	2000
Accounts payable and accrued liabilities	3,130	2,219
Net deferred gains on portfolio investments sold [(a)]	1,049	1,095
Income taxes payable	576	550
Commercial paper and other loans	215	386
Post-retirement benefits other than pensions	286	221
Future income taxes	269	49
Repurchase agreements	400	
Dividends and interest payable	135	90
	6,060	4,610

(a) The balance of net deferred gains on portfolio investments sold comprise the following:

(in millions of dollars)	2001	2000
Shares	459	473
Bonds	530	560
Mortgage loans	42	47
Real estate	18	15
	1,049	1,095

8. NON-CONTROLLING INTERESTS

(in millions of dollars)	2001	2000
Non-controlling interests include:		
Participating policyholders	1,481	1,444
Preferred shareholders of subsidiaries	1,349	1,007
Common shareholders of subsidiaries	1,644	1,035
	4,474	3,486
Earnings attributable to non-controlling interests include:		
Earnings attributable to participating policyholders	20	27
Dividends to preferred shareholders of subsidiaries	66	64
Earnings attributable to common shareholders of subsidiaries	198	214
	284	305

9. STATED CAPITAL

AUTHORIZED Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

		2001		2000
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
		(in millions)		(in millions)
PREFERRED SHARES		$		$
Series A First Preferred Shares (i)	4,000,000	100	4,000,000	100
Series B First Preferred Shares (ii)	6,000,000	150	6,000,000	150
Series C First Preferred Shares (iii)	6,000,000	150	6,000,000	150
Series D First Preferred Shares (iv)	6,000,000	150	6,000,000	150
Series E First Preferred Shares (v)	8,000,000	200		
		750		550
COMMON SHARES (vi)(vii)	346,701,840	547	347,053,543	547

(i) The Series A First Preferred Shares are entitled to an annual cumulative dividend at a floating rate equal to 70% of the prime rate of two major Canadian chartered banks and are redeemable at $25.00 per share.

(ii) The Series B First Preferred Shares are entitled to a $1.75 annual non-cumulative dividend. Such shares are redeemable by the Corporation on or after February 28, 2003 (i) in cash, at a price per share of $25.00, or (ii) by the conversion of each such share to be redeemed into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time. On or after August 31, 2003, subject to the right of the Corporation to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each preferred share will be convertible at the option of the holder into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time.

(iii) The Series C First Preferred Shares are entitled to a fixed 5.20% annual non-cumulative dividend. Such shares are redeemable by the Corporation on or after October 31, 2007 in cash, at $26.00 per share if redeemed within the twelve months commencing October 31, 2007, declining by $0.20 per share for each subsequent twelve-month period thereafter to October 31, 2011, $25.20 if redeemed on or after October 31, 2011 and before July 31, 2012, and $25.00 if redeemed on or after July 31, 2012. On or after July 31, 2012, the Corporation may convert each Series C First Preferred Share into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time. On or after October 31, 2012, subject to the right of the Corporation to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each preferred share will be convertible at the option of the holder into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time.

(iv) The Series D First Preferred Shares are entitled to a fixed 5.50% annual non-cumulative dividend. Such shares are redeemable by the Corporation on or after January 31, 2013 in cash at a price per share of $25.00.

9. STATED CAPITAL [CONTINUED]

(v) During the year, the Corporation issued 8,000,000 5.25% Non-Cumulative First Preferred Shares, Series E at $25 per share. The 5.25% Non-Cumulative First Preferred Shares, Series E are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3125 per share per annum. On and after November 30, 2006 the Corporation may redeem for cash the Series E First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 30, 2007, $25.75 if redeemed thereafter and prior to November 30, 2008, $25.50 if redeemed thereafter and prior to November 30, 2009, $25.25 if redeemed thereafter and prior to November 30, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to the date of redemption.

(vi) During the year, 483,300 common shares (469,300 in 2000) were purchased for cancellation pursuant to the Corporation's normal course issuer bid for a total expenditure of $15 million ($10 million in 2000). The excess of the consideration paid over the stated value of the shares has been charged to retained earnings in the amount of $15 million ($9 million in 2000). Also, in 2001, 403 common shares (1,209 in 2000) were cancelled.

(vii) During the year, 132,000 common shares (688,054 in 2000) were issued under the Corporation's Employee Stock Option Plan for a consideration of $1 million ($4 million in 2000).

10. STOCK BASED COMPENSATION

(i) The Corporation established a deferred share unit plan for the directors of the Corporation to promote a greater alignment of interests between directors and shareholders of the Corporation. Under this Plan, each director may elect to receive his or her annual retainer and attendance fees, entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the common shares of the Corporation on the last five days of the fiscal quarter (the "value of deferred share unit"). A director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on common shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a director's membership on the Board is terminated or in the event of the death of a director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2001, the value of the deferred share units outstanding was $0.4 million ($0.1 million in 2000).

(ii) Effective May 1, 2000, an Employee Share Purchase Program ("ESPP") was implemented giving employees the opportunity to subscribe for up to 6 per cent of their gross salary to purchase Subordinate Voting Shares of Power Corporation of Canada on the open market and to have the Corporation invest, on the employee's behalf, a further amount. The amount paid on behalf of employees was $0.1 million in 2001 ($0.2 million in 2000).

(iii) Under the Corporation's Employee Stock Option Plan, 10,095,800 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date except for a grant of 1,000,000 options in 1997 which became fully vested at the date of the grant and a grant of 1,500,000 options in 2000 which vest equally over a period of five years beginning on December 31, 2000.

10. STOCK BASED COMPENSATION (CONTINUED)

A summary of the status of the Corporation's stock option plan as at December 31, 2001 and 2000, and changes during the years ended on those dates is as follows:

	2001		2000	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	7,437,000	11.99	6,575,054	7.78
Granted	80,000	33.73	1,550,000	26.86
Exercised	(132,000)	5.17	(688,054)	5.24
Outstanding at end of year	7,385,000	12.35	7,437,000	11.99
Options exercisable at end of year	6,365,000	9.93	6,149,000	8.90

The following table summarizes information about stock options outstanding at December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
			$		$
5.06 - 7.79	4,655,000	2.5	6.80	4,655,000	6.80
13.10 - 13.32	1,040,000	5.3	13.11	1,040,000	13.11
22.70 - 33.73	1,690,000	8.1	25.57	670,000	26.79
	7,385,000	4.2	11.98	6,365,000	9.93

11. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation maintains funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans ("SERP") for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependants.

(en M$)	2001		2000	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
FAIR VALUE OF PLAN ASSETS				
Balance, beginning of year	1,689		1,619	
Employee contributions	8		6	
Employer contributions	2		1	
Benefits paid	(105)		(95)	
Return on plan assets	14		147	
Foreign exchange	18		11	
Balance, end of year	1,626		1,689	
ACCRUED BENEFIT OBLIGATION				
Balance, beginning of year	1,415	239	1,352	228
Benefits paid	(108)	(10)	(99)	(9)
Current service cost	41	11	45	11
Employee contributions	8		6	
Interest cost	98	19	96	16
Experience (gain) loss	6	45	6	(9)
Foreign exchange	16	3	9	2
Balance end of year	1,476	307	1,415	239
FUNDED STATUS				
Fund surplus (deficit)	150	(307)	274	(239)
Unamortized net experience gains	(95)	21	(236)	18
Unamortized net (asset) obligation at transition	(4)		(8)	
Accrued asset (liability)	51	(286)	30	(221)
CHARGE (CREDIT) WAS DETERMINED AS FOLLOWS				
Current service cost	41	11	45	11
Interest cost	98	19	96	16
Expected return on plan assets	(131)		(131)	
Amortization of net experience gains	(19)		(19)	
Amortization of net (asset) obligation at transition	(4)		(5)	1
	(15)	30	(14)	28
SIGNIFICANT WEIGHTED AVERAGE ACTUARIAL ASSUMPTIONS				
Discount rate	6.84%	6.94%	7.08%	7.13%
Expected long-term rate of return on plan assets	7.73%		8.13%	
Rate of compensation increase	5.11%		5.18%	

In determining the expected cost of health care benefit plans, it was assumed that health care costs would increase in 2001 by 10% to 11% in Canada and by 7.2% in the United States. It is assumed that these rates would gradually decrease to a level of 4.5% by 2005 in Canada and to a level of 6.5% by 2009 in the United States.

12. OTHER INCOME, NET

(in millions of dollars)	2001	2000
Share of Pargesa gains on disposal of long-term investments, net	72	60
Gain resulting from dilution of the Corporation's interest in Investors Group (Note 22)	231	
Restructuring charges (Note 22)	(96)	
	207	60

13. INCOME TAXES

The following table reconciles the statutory and effective tax rates:

	2001	2000
Combined basic Canadian federal and provincial tax rates	41.8%	44.1%
Non taxable investment income	(3.3)	(2.1)
Equity in net earnings of affiliated company	(2.3)	(2.6)
Lower effective tax rates on income not subject to tax in Canada	(0.8)	(3.6)
Dilution gain	(5.0)	
Miscellaneous including Large Corporation's Tax	2.5	0.6
	32.9%	36.4%
(in millions of dollars)		
Components of income tax expense are:		
Current income taxes	710	785
Future income taxes (recovery)	(68)	(120)
	642	665
Future income taxes consist of the following temporary differences:		
Policy liabilities	102	105
Restructuring charges	51	
Portfolio investments	205	227
Loss carry forwards	43	38
Other future income tax assets	82	8
Future income tax assets	483	378
Deferred selling commissions	(243)	(31)
Other future income tax liabilities	(26)	(18)
Future income tax liabilities	(269)	(49)

As at December 31, 2001, the Corporation has available non-capital tax loss carry forwards of approximately $86 million, expiring at various dates to 2008. In addition, the Corporation has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $61 million. A future tax asset of $43 million has been recognized in respect of these losses.

14. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

For the years ended December 31 (in millions of dollars)	2001	2000
Net earnings	879	786
Dividends on preferred shares	(32)	(32)
Net earnings available to common shareholders	847	754
Weighted number of common shares outstanding (millions)		
– basic	347.0	346.7
Exercise of stock options	7.4	7.4
Shares repurchased	(2.7)	(3.3)
Weighted number of common shares outstanding (denominator) (millions)		
– diluted	351.7	350.8

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

(in millions of dollars)		2001		2000
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
ASSETS				
Cash and cash equivalents	2,120	2,120	1,831	1,831
Investments	49,322	50,678	46,569	47,377
Other financial assets	5,662	5,676	4,828	4,838
Total financial assets	57,104	58,474	53,228	54,046
LIABILITIES				
Policy liabilities	47,599	49,038	45,099	46,106
Deposits and certificates	671	682	219	221
Long-term debt	2,437	2,482	1,026	1,021
Other financial liabilities	4,083	4,079	2,878	2,878
Total financial liabilities	54,790	56,281	49,222	50,226

Fair value is determined using the following methods and assumptions:
The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, and premiums in the course of collection.

Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.

Deposit liabilities are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

Long-term debt is determined by reference to current market prices for debt with similar terms and risks.

16. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

The Corporation, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments whose notional amount is not recorded on the balance sheet.

The following table summarizes the portfolio of off balance sheet financial instruments at December 31:

	NOTIONAL AMOUNT					
(in millions of dollars)	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
2001						
Interest rate contracts	1,144	3,129	83	4,356	55	31
Foreign currency contracts	1,008	1,213	435	2,656	57	(76)
Equity index contracts	193	93		286	67	65
Forward sales	10	17		27	1	
Share options purchased	31	67		98	3	3
Share options written	32	82		114		(23)
	2,418	4,601	518	7,537	183	–
2000						
Interest rate contracts	692	2,937	456	4,085	31	20
Foreign currency contracts	888	810	658	2,356	70	5
Equity index contracts	139	96	96	331	87	82
Share options purchased	43	112		155	2	2
Share options written	44	130		174		(22)
	1,806	4,085	1,210	7,101	190	87

The amount subject to credit risk is limited to the current market value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

The fair value of derivative financial instruments is based on quoted market prices, when available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

16. OFF BALANCE SHEET FINANCIAL INSTRUMENTS (CONTINUED)

SECURITIZATIONS Since July 1, 2001 (refer to Note 1), Investors Group securitized residential mortgages of $38 million resulting in recognition of a net gain on sale of $1 million. Investors Group's retained interest, which consists of its rights to future cash flows, had a fair market value of $8 million at December 31, 2001. The key assumptions used to measure fair value at the date of securitization were a prepayment rate of 7.00%, an excess spread of 1.25%, and a discount rate of 5.52%. There are no expected credit losses.

The following table summarizes the amounts of loans securitized at December 31:

(in millions of dollars)	2001	2000
Residential mortgages	620	670
Mortgage-backed securities	382	
Personal loans	42	
	1,044	670

17. CONTINGENT LIABILITIES

The Corporation and its subsidiaries are subject to individual legal actions arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

In addition, at December 31, 2001 there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec), related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. Estimated future settlement benefits of $180 million and expenses related to the administration of the settlement in the amount of $20 million have been fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. There is also a proposed class proceeding in Ontario against Lifeco, Great-West, London Insurance Group and London Life regarding the participation of the London Life Participating Policyholder account in the financing of the acquisition of London Insurance Group in 1997 by Great-West. These actions are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these actions will have a material adverse effect on the consolidated financial position of the Corporation.

18. COMMITMENTS

Clients residing in the United States are required, pursuant to their insurance laws, to obtain letters of credit issued on London Reinsurance Group's (LRG), a subsidiary of London Life, behalf from approved banks in order to further secure LRG's obligations under reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $1.5 billion in letters of credit capacity. The facility has two tranches. One tranche, in the amount of U.S. $1.1 billion, is for a one year term to November 5, 2002. The second tranche, for U.S. $400 million, has a remaining two year term to October 27, 2003. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued U.S. $710 million in letters of credit under the one year term tranche and U.S. $395 million under the two year term tranche as at December 31, 2001. LRG had issued U.S. $1.1 billion under a previous letter of credit facility at December 31, 2000. In addition, LRG has other bilateral letter of credit facilities totalling U.S. $40 million. Bonds and debentures in the amount of Cdn $15 million have been pledged to support these letters of credit.

19. SPECIAL CHARGES

The Corporation's results include a non-recurring charge of $204 million pre-tax ($133 million after tax) related to Alta Health & Life Insurance Company (Alta), an indirect wholly owned subsidiary of Lifeco. In addition, the Corporation's results include operating losses of $32 million after-tax related to Alta.

20. EVENTS OF SEPTEMBER 11, 2001

The Corporation's results include a charge of $73 million after-tax related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

21. SEGMENTED INFORMATION

The following strategic business units constitute the Corporation's reportable operating segments:
Great-West Lifeco Inc. offers, through Great-West and LIG in Canada and GWL&A in the United States, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.

Investors Group offers a comprehensive package of financial planning services and investment products to its client base. Investors Group derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. Investors Group also earns revenue from fees charged to its mutual funds for administrative services.

Parjointco N.V. holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of major communications, specialty minerals, utility and energy companies based in Europe.

Other includes revenues from non-strategic investments, gains and losses related to the holding of strategic assets and other head office activities as well as consolidation adjustments.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets.

21. SEGMENTED INFORMATION (CONTINUED)

INFORMATION ON PROFIT MEASURE

December 31, 2001 (in millions of dollars)	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	10,477				10,477
Net investment income	3,713	135		57	3,905
Fee income	1,858	1,649			3,507
	16,048	1,784		57	17,889
EXPENSES					
Insurance claims	12,030				12,030
Commissions, other operating expenses	2,761	1,017		32	3,810
Special charges	204				204
Interest expense		73		59	132
	14,995	1,090		91	16,176
	1,053	694		(34)	1,713
Share of earnings of affiliate			33		33
Other income – net		(96)	72	231	207
Earnings before income taxes, amortization of goodwill and non-controlling interests	1,053	598	105	197	1,953
Income taxes	397	253		(8)	642
Amortization of goodwill	66	72		10	148
Non-controlling interests	196	105		(17)	284
Contribution to consolidated net earnings	394	168	105	212	879
INFORMATION ON ASSET MEASURE					
Total assets	59,159	6,122	1,406	382	67,069
Assets under administration	38,867	75,044			113,911

21. SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

December 31, 2000 (in millions of dollars)	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	9,976				9,976
Net investment income	3,649	122		47	3,818
Fee income	1,641	1,075			2,716
	15,266	1,197		47	16,510
EXPENSES					
Insurance claims	11,374				11,374
Commissions, other operating expenses	2,639	687		26	3,352
Interest expense		3		59	62
	14,013	690		85	14,788
	1,253	507		(38)	1,722
Share of earnings of affiliate			44		44
Other income – net			60		60
Earnings before income taxes, amortization of goodwill and non-controlling interests	1,253	507	104	(38)	1,826
Income taxes	451	223		(9)	665
Amortization of goodwill	65			5	70
Non-controlling interests	243	86		(24)	305
Contribution to consolidated net earnings	494	198	104	(10)	786
INFORMATION ON ASSET MEASURE					
Total assets	55,754	1,985	1,296	368	59,403
Assets under administration	37,159	44,498			81,657

GEOGRAPHIC INFORMATION

(in millions of dollars)	CANADA	U.S.	EUROPE	TOTAL
2001				
Revenues	11,935	5,954		17,889
Investment in affiliate, at equity			1,406	1,406
Goodwill	4,730	66		4,796
Total assets	41,194	24,469	1,406	67,069
Assets under administration	94,137	19,774		113,911
2000				
Revenues	10,401	6,109		16,510
Investment in affiliate, at equity			1,296	1,296
Goodwill	1,709	77		1,786
Total assets	35,480	22,627	1,296	59,403
Assets under administration	63,180	18,477		81,657

22. ACQUISITIONS

(a) Effective January 1, 2000, GWL&A coinsured the majority of General American Life Insurance Company's (General American) group life and health insurance business which primarily consists of administrative services only and stop loss policies. The agreement converted to an assumption reinsurance agreement January 1, 2001. GWL&A assumed approximately $225 million of policy reserves and miscellaneous liabilities in exchange for $225 million of cash and miscellaneous assets from General American.

(b) On April 7, 2000, Pargesa Holding S.A.'s affiliates, Groupe Bruxelles Lambert S.A. (GBL) and Electrafina S.A., Bertelsmann AG of Germany and Pearson plc of England announced that they had agreed to merge CLT-UFA and Pearson Television into Audiofina S.A. Following the completion of the merger, which became effective in July 2000, Audiofina S.A., which was renamed RTL Group, became the parent company of the new group with GBL/Electrafina S.A. holding a 30 per cent interest in RTL Group.

(c) On February 5, 2001, the Corporation and the Frère group announced that GBL and Bertelsmann AG had agreed to exchange GBL's 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann AG, the holding company of the Bertelsmann AG group. This transaction became effective July 2, 2001 and, as a result, Bertelsmann AG increased its interest in RTL Group to 67 per cent.

(d) Effective April 20, 2001, Investors Group acquired all of the outstanding common shares of Mackenzie Financial Corporation (Mackenzie), a Canadian financial services company, for a cash consideration of $3.202 billion and the issue of 38,802,952 common shares of Investors Group which represented a total consideration of $3.991 billion including transaction costs. Consideration paid consisted of the following:

(in millions of dollars)	
Cash	427
Bridge credit facility	897
Bank term loan	550
Issue of debentures	600
Issue of preferred shares	360
Issue of common shares	368
Total cash consideration	3,202
Fair value of share exchange	789
Total consideration	3,991

To support this transaction, on April 19, 2001 Great-West invested $230 million to acquire 9,200,000 common shares of Investors Group while the Corporation invested $138.3 million to acquire 5,532,000 common shares of Investors Group.

The acquisition was accounted for by the purchase method and the results of Mackenzie's operations have been included in the consolidated statement of income from the date of acquisition.

22. ACQUISITIONS (CONTINUED)

Details of the consideration paid and the preliminary assessment of the fair values of the net assets acquired are as follows:

(in millions of dollars)	
Fair value of assets acquired:	
Cash and short term investments	600
Securities	47
Loans	427
Deferred selling commissions	585
Other assets	132
	1,791
Less liabilities assumed and non-controlling interest:	
Deposits	423
Other liabilities	215
Restructuring costs allocated to purchase price	24
Future income taxes	194
Non-controlling interest	14
	870
Fair value of net assets acquired	921
Goodwill	3,070
Total purchase consideration	3,991

The purchase price has been allocated preliminarily to tangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of consideration paid over the estimated fair value of net assets acquired has been recorded as goodwill. The final allocation of the purchase price will be determined after appraisals and a comprehensive evaluation of the fair value of the assets acquired and liabilities assumed are completed.

The Corporation has commenced the integration and rationalization of its administration, systems and operations. Estimated costs of $96 million ($56 million after tax) were charged to earnings in the second quarter of 2001. These costs include severance and related expenses, decommissioning of systems, and restructuring certain businesses. At December 31, 2001, the unexpended portion of the restructuring provision was $85 million.

As a result af this transaction, the Corporation recorded a dilution gain of $231 million.

Auditors' Report

TO THE SHAREHOLDERS OF POWER FINANCIAL CORPORATION

We have audited the consolidated balance sheets of Power Financial Corporation as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Montréal, Québec
April 8, 2002

Deloitte & Touche LLP

FIVE-YEAR STATISTICAL SUMMARY

December 31	2001	2000	1999	1998	1997
			(in millions of dollars)		
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	2,120	1,831	1,636	1,670	1,577
Consolidated assets	67,069	59,403	56,903	58,033	54,992
Shareholders' equity	5,828	4,963	4,462	4,172	3,480
Consolidated assets and assets under administration	180,980	141,060	131,281	122,491	110,633
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	10,477	9,976	8,526	9,237	4,587
Investment income	3,905	3,818	3,748	3,672	2,335
Fee income	3,507	2,716	2,162	1,858	1,429
Expenses					
Paid or credited to policyholders	12,030	11,374	9,936	10,680	5,723
Operating expenses	3,810	3,352	2,909	2,704	1,788
Special charges	204				
Interest expense	132	62	91	88	75
	1,713	1,722	1,500	1,295	765
Share of earnings of affiliate	33	44	46	46	43
Other income – net	207	60	222	173	25
Income taxes	642	665	535	483	114
Amortization of goodwill	148	70	64	65	14
Non-controlling interests	284	305	335	288	102
Net earnings	879	786	834	678	603
			(in dollars)		
PER SHARE					
Operating earnings before amortization of goodwill and non-recurring items	2.53	2.18	1.83	1.53	1.17
Net earnings	2.44	2.18	2.32	1.87	1.70
Dividends	0.8800	0.7250	0.6025	0.5000	0.4400
Book value at year-end	14.65	12.72	11.28	10.45	8.38
MARKET PRICE					
High	38.70	35.50	35.65	37.50	25.13
Low	29.10	18.95	20.80	22.13	12.00
Year-end	38.10	34.85	24.00	34.00	25.00

QUARTERLY FINANCIAL INFORMATION

	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE – BASIC	EARNINGS PER SHARE – DILUTED
	(in millions of dollars)		(in dollars)	
2001				
First quarter	4,106	198	0.55	0.54
Second quarter	4,521	297	0.83	0.82
Third quarter	4,454	206	0.57	0.56
Fourth quarter	4,808	178	0.49	0.48
2000				
First quarter	3,886	180	0.50	0.49
Second quarter	4,001	199	0.55	0.55
Third quarter	4,045	205	0.57	0.57
Fourth quarter	4,578	202	0.56	0.55

Statement of Corporate Governance Practices

Power Financial Corporation believes in the importance of good corporate governance and the central role played by directors in the governance process. The Board of Directors recognizes the utility of sharing this belief with its shareholders. The Board is responsible for, and takes this opportunity to expand on, Power Financial's corporate governance philosophy and practices.

Power Financial is an international management and holding company. Power Corporation of Canada has controlled Power Financial since it was organized in 1984. Power Financial is not an operating company and over half of its interests are located outside Canada, specifically in the United States and Europe. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

There exist many models of corporate ownership and governance, from widely held to closely held companies, with boards composed largely of "related" directors and boards composed almost entirely of "unrelated" directors. It is our belief that no single corporate governance model is superior or appropriate in all cases. The Board believes that the governance system in place at Power Financial is appropriate and effective and that there are in place appropriate structures and procedures to ensure its independence from management.

THE BOARD AND BOARD COMMITTEES

The directors supervise the management of the business and affairs of a corporation. In fulfilling that responsibility, the Power Financial Board appoints senior executive management, provides advice to management from time to time, and assesses the ongoing progress of the Corporation and its subsidiaries. The Board and its committees review corporate plans and objectives. The objective of the Directors in performing these functions is to enhance shareholder value while acting in the long-term best interests of the Corporation. The Board believes that its present size is appropriate for effective decision-making.

A number of our Directors are active through committees of the Board. There are three such committees of Directors: the Executive Committee, the Audit Committee and the Compensation Committee. Committee membership is shown on page 119 of this annual report. The Board has the authority to establish additional committees of Directors and to determine their roles and responsibilities.

The Executive Committee meets when necessary in the interval between meetings of the full Board. It has all of the powers that, by law, may be delegated to it by the Board, but does not exercise those powers to make a significant decision that has not already been approved in principle by the full Board, except in a situation where immediate action is required. The activities and decisions of the Executive Committee are reported to the Board of Directors.

In the performance of its functions, the Audit Committee reviews with the Corporation's auditors the audited financial statements and reviews financial information to be included in public disclosure documents. It also reviews the nature and scope of the annual audit plan and makes a recommendation to the Board regarding the appointment of auditors. The Committee communicates directly and, from time to time, meets privately with the Corporation's auditors. The role and responsibilities of the Committee have been defined by the Board.

The Compensation Committee reviews and establishes the compensation of certain executive officers of the Corporation and of the members of the Board of Directors. In the performance of its functions, the Committee reviews the performance of executive officers and of the Corporation as a whole. It reviews, from time to time, the Corporation's compensation policy, its pension and retirement income policy and its benefits program. The Committee also administers the Corporation's Employee Stock Option Plan. Also, in the performance of its functions, the Committee consults with outside compensation experts. The Committee's role is more fully described in the Corporation's management proxy circular.

Any board responsibility or authority not delegated to senior management or a Board committee remains with the full Board.

COMPOSITION OF THE BOARD AND BOARD COMMITTEES

Nominees for election to the Board of Directors are chosen by the Board according to a variety of criteria including integrity and reputation, general knowledge and experience in a particular field of interest. We believe that a diversity of views and experiences enhances the ability of the Board, as a whole, to fulfill its responsibilities to the Corporation. Directors are not required to be specialists in the affairs of the Corporation or the industries in which it invests, but are expected to provide the Corporation with the benefit of their domestic or international business experience, their judgment and their vision. The Corporation provides an orientation program for newly elected directors. The Board nomination function is performed by the Board as a whole.

A majority of the Corporation's Directors are considered to be unrelated to Power Financial. In addition, a number of Directors are free from any interest in, or relationships with, either Power Financial or its controlling shareholder. In light of the obligations and duties falling upon directors, Power Financial does not believe that whether a director is related or unrelated is an essential criterion for effective board participation. All of the Corporation's Directors, whether related or not, bring to the Corporation an interest in and knowledge of the affairs of the Corporation and its affiliated companies, which is a benefit to Power Financial and its shareholders.

All the members of the Audit Committee and the Compensation Committee are non-management Directors.

Committees may, at Power Financial's expense, retain such professional advisers as the Committees deem appropriate for the purpose of carrying out their duties and responsibilities.

COMMUNICATIONS POLICY

The Corporation has adopted policies respecting communications with its shareholders and others. Management is available to shareholders to respond to questions and concerns on a prompt basis, subject to the limitations imposed by law and the sensitivity of certain information relating to the Corporation. Members of management meet from time to time with institutional and other investors. The Corporation also communicates with its shareholders through a variety of other means, including its annual reports, quarterly reports and news releases. The Corporation maintains a website at www.powerfinancial.com, updated with current corporate information and interlinked to the websites of group companies.

Statutory disclosure documents such as management information circulars and annual information forms are reviewed and, where required, approved by the Board. At the Corporation's annual meetings, an opportunity is afforded to shareholders to question senior management. The Board believes that the Corporation's communications with its shareholders and the avenues available for shareholders and others interested in the Corporation to make inquiries about the Corporation are responsive and effective.

Board of Directors

JAMES W. BURNS, O.C.(1)
DEPUTY CHAIRMAN,
POWER CORPORATION
OF CANADA

ANDRÉ DESMARAIS
DEPUTY CHAIRMAN OF THE CORPORATION
AND PRESIDENT AND
CO-CHIEF EXECUTIVE OFFICER,
POWER CORPORATION
OF CANADA

**THE HONOURABLE
PAUL DESMARAIS, P.C., C.C.(1)(3)**
CHAIRMAN OF THE EXECUTIVE COMMITTEE,
POWER CORPORATION
OF CANADA

PAUL DESMARAIS, JR.
CHAIRMAN OF THE
CORPORATION AND CHAIRMAN
AND CO-CHIEF EXECUTIVE OFFICER,
POWER CORPORATION
OF CANADA

GÉRALD FRÈRE(3)
MANAGING DIRECTOR,
FRÈRE-BOURGEOIS S.A.

ANTHONY R. GRAHAM(2)
PRESIDENT, WITTINGTON INVESTMENTS, LIMITED

ROBERT GRATTON(1)
PRESIDENT AND CHIEF EXECUTIVE OFFICER
OF THE CORPORATION

AIMERY LANGLOIS-MEURINNE
MANAGING DIRECTOR,
PARGESA HOLDING S.A.
CHAIRMAN OF THE SUPERVISORY
BOARD, IMERYS S.A.

**THE RIGHT HONOURABLE
DONALD F. MAZANKOWSKI, P.C., O.C.(1)**
COMPANY DIRECTOR

JERRY E.A. NICKERSON
CHAIRMAN OF THE BOARD,
H.B. NICKERSON & SONS LIMITED

SYLVIA OSTRY, C.C.(2)
DISTINGUISHED RESEARCH FELLOW,
CENTRE FOR INTERNATIONAL STUDIES,
UNIVERSITY OF TORONTO

**THE HONOURABLE
P. MICHAEL PITFIELD, P.C., Q.C.(1)**
VICE-CHAIRMAN,
POWER CORPORATION
OF CANADA

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT AND CHIEF
FINANCIAL OFFICER OF THE CORPORATION
AND VICE-CHAIRMAN
AND CHIEF FINANCIAL OFFICER,
POWER CORPORATION OF CANADA

RAYMOND ROYER, O.C., FCA(2)(3)
PRESIDENT AND CHIEF
EXECUTIVE OFFICER,
DOMTAR INC.

GUY ST-GERMAIN, C.M.(2)(3)
PRESIDENT,
PLACEMENTS LAUGERMA INC.

EMŐKE J.E. SZATHMÁRY, PH.D.(2)
PRESIDENT AND VICE-CHANCELLOR,
UNIVERSITY OF MANITOBA

Officers

PAUL DESMARAIS, JR.
CHAIRMAN OF THE BOARD

ROBERT GRATTON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

ANDRÉ DESMARAIS
DEPUTY CHAIRMAN

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT
AND CHIEF FINANCIAL OFFICER

ARNAUD VIAL
SENIOR VICE-PRESIDENT,
FINANCE

JEAN-GUY GOURDEAU, C.A., CFA
VICE-PRESIDENT

EDWARD JOHNSON
VICE-PRESIDENT,
GENERAL COUNSEL
AND SECRETARY

JOCELYN LEFEBVRE, C.A.
MANAGING DIRECTOR,
POWER FINANCIAL EUROPE B.V.

DENIS LE VASSEUR, C.A.
CONTROLLER

PIERRE-ELLIOTT LEVASSEUR
TREASURER

JEANNINE ROBITAILLE
ASSISTANT SECRETARY

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

Corporate Information

Additional copies of this annual report, as well as copies of the annual reports of Great-West Lifeco Inc., The Great-West Life Assurance Company, London Insurance Group Inc., London Life Insurance Company, Investors Group Inc., and Pargesa Holding S.A. are available from: The Secretary, Power Financial Corporation,

751 Victoria Square Montréal, Québec Canada H2Y 2J3	or	Suite 2600 Richardson Building 1 Lombard Place Winnipeg, Manitoba Canada R3B 0X5

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
8th Floor, 151 Front Street West, Toronto, Ontario, Canada M5J 2N1, (416) 981-9633

Place Montréal Trust, 6th Floor, 1800 McGill College Avenue,
Montréal, Québec, Canada H3A 3K9, (514) 982-7555

1190-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6, (888) 267-6555

STOCK LISTINGS

Shares of Power Financial Corporation are listed on the Toronto Stock Exchange, under the following listings:

COMMON SHARES: PWF

FIRST PREFERRED SHARES, SERIES A: PWF.PR.A

FIRST PREFERRED SHARES, SERIES B: PWF.PR.C

FIRST PREFERRED SHARES, SERIES C: PWF.PR.D

FIRST PREFERRED SHARES, SERIES D: PWF.PR.E

FIRST PREFERRED SHARES, SERIES E: PWF.PR.F

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

WEB SITE

Visit our Web site at: www.powerfinancial.com

Si vous préférez recevoir ce rapport annuel en français, veuillez vous adresser au Secrétaire

CORPORATION FINANCIÈRE POWER
751, SQUARE VICTORIA, MONTRÉAL (QUÉBEC) CANADA H2Y 2J3
OU
BUREAU 2600, RICHARDSON BUILDING, 1 LOMBARD PLACE,
WINNIPEG (MANITOBA) CANADA R3B 0X5.

[redacted]



PRINTED IN CANADA

POWER FINANCIAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of common shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER FINANCIAL CORPORATION will be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada, on Wednesday, May 22, 2002, at 11:00 a.m., local time, for the following purposes:

(1) to elect directors;

(2) to appoint auditors;

(3) to receive the consolidated financial statements for the year ended December 31, 2001 and the auditors' report thereon; and

(4) to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 8, 2002

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED FOR THE PURPOSE.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au Secrétaire,
Corporation Financière Power
751, square Victoria
Montréal (Québec) Canada H2Y 2J3

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Financial Corporation (the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 22, 2002 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation in writing or by telephone. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

NAME IN FULL	ABBREVIATION
Power Corporation of Canada	Power
Great-West Lifeco Inc.	Lifeco
Investors Group Inc.	Investors

APPOINTMENT OF PROXY

To be effective, proxies must be received by Computershare Trust Company of Canada ("Computershare"), Stock Transfer Services, P.O. Box 1900, Station B, Montréal, Québec, Canada, H3B 3L6 (or be deposited with Computershare, Stock Transfer Services, 6th Floor, Place Montréal Trust, 1800 McGill College Avenue, Montréal, Québec, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, or be presented at the Meeting.

REVOCATION OF PROXY

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 8, 2002, there were outstanding 346,856,840 common shares (the "Common Shares") of the Corporation. Each holder of Common Shares is entitled to one vote at the Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on April 5, 2002 (the "Record Date"). The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of the Corporation to be held in 2003 is January 9, 2003.

To the knowledge of the directors and officers of the Corporation, on April 8, 2002 (i) Mr. Paul Desmarais, Sr., a director of the Corporation, exercised control or direction over 233,919,648 Common Shares in the aggregate, representing 67.4 per cent of the outstanding shares of such class; (ii) 171263 Canada Inc. was the owner of 233,919,648 Common Shares representing 67.4 per cent of the outstanding shares of such class; (iii) Power owned indirectly all of the outstanding shares of 171263 Canada Inc. and was controlled by Mr. Desmarais; and (iv) no other person directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of the shares of any class of voting shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation consists of not less than 3 and not more than 18 members as determined from time to time by the directors, such number presently being fixed at 14. The 14 persons named hereunder will be proposed for election as directors of the Corporation. Except where authority to vote in respect of the election of directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election in his or her stead of such other person as they, in their discretion, may determine.

The *Canada Business Corporations Act* requires that the Corporation have an audit committee. The Corporation also appoints an executive committee and a compensation committee.

The term of office of each director currently in office expires at the close of the Meeting. Each director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD [D], AS OF APRIL 8, 2002	
ANDRÉ DESMARAIS Deputy Chairman of the Corporation; President and Co-Chief Executive Officer of Power	May 1988	21,600 144,929 51,659 1,716	Common Shares of the Corporation Subordinate Voting Shares of Power Common Shares of Lifeco Deferred Share Units of the Corporation
THE HONOURABLE PAUL DESMARAIS, P.C., C.C.[B][C] Chairman of the Executive Committee of Power	February 1966		See "Voting Shares and Principal Holders Thereof" on page 2
		43,659	Common Shares of Lifeco
		287,460,240	Common Shares of Lifeco through the Corporation
		16,231,004	Common Shares of Lifeco through Investors
		147,932,080	Common Shares of Investors through the Corporation
		9,200,000	Common Shares of Investors through The Great-West Life Assurance Company
PAUL DESMARAIS, JR. Chairman of the Corporation; Chairman and Co-Chief Executive Officer of Power	April 1983	3,629 43,659 30,000 876	Subordinate Voting Shares of Power Common Shares of Lifeco Common Shares of Investors Deferred Share Units of the Corporation

[A] MEMBER OF THE AUDIT COMMITTEE [B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] CERTAIN MEMBERS OF THE BOARD OF DIRECTORS CHOSE TO RECEIVE ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE BELOW UNDER "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD (D), AS OF APRIL 8, 2002	
GÉRALD FRÈRE(C) Managing Director, Frère-Bourgeois S.A., a financial group	May 1990	1,449	Deferred Share Units of the Corporation
ANTHONY R. GRAHAM(A) President of Wittington Investments, Limited, an investment management company	May 2001	10,000 10,000	Common Shares of the Corporation Subordinate Voting Shares of Power
ROBERT GRATTON(B) President and Chief Executive Officer of the Corporation; Chairman of the Board, Great-West Life & Annuity Insurance Company	December 1986	310,000 10,460 330,000 75,000 1,786	Common Shares of the Corporation Subordinate Voting Shares of Power Common Shares of Lifeco Common Shares of Investors Deferred Share Units of the Corporation
AIMERY LANGLOIS-MEURINNE Managing Director of Pargesa Holding S.A., an investment and management corporation; Chairman of the Supervisory Board of Imerys S.A., an industrial group	March 1991		—
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI, P.C., O.C.(B) Company Director	May 1996	2,000 1,000 1,500 1,000 687	Common Shares of the Corporation Subordinate Voting Shares of Power Common Shares of Lifeco Common Shares of Investors Deferred Share Units of the Corporation
JERRY E.A. NICKERSON Chairman of the Board, H.B. Nickerson & Sons Limited, a management and holding company	May 1999	4,000 4,000 2,000	Common Shares of the Corporation Subordinate Voting Shares of Power Common Shares of Investors
THE HONOURABLE P. MICHAEL PITFIELD, P.C., Q.C.(B) Member of the Senate of Canada; Vice-Chairman of Power	April 1986	75,000 70,000 55,000 30,000	Common Shares of the Corporation Subordinate Voting Shares of Power Common Shares of Lifeco Common Shares of Investors
MICHEL PLESSIS-BÉLAIR, FCA Executive Vice-President and Chief Financial Officer of the Corporation; Vice-Chairman and Chief Financial Officer of Power	May 1988	3,000 18,836 20,000 4,000	Common Shares of the Corporation Subordinate Voting Shares of Power Common Shares of Lifeco Common Shares of Investors

(A) MEMBER OF THE AUDIT COMMITTEE (B) MEMBER OF THE EXECUTIVE COMMITTEE
(C) MEMBER OF THE COMPENSATION COMMITTEE
(D) CERTAIN MEMBERS OF THE BOARD OF DIRECTORS CHOSE TO RECEIVE ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE BELOW UNDER "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD (D), AS OF APRIL 8, 2002	
RAYMOND ROYER, O.C., FCA (A)(C) President and Chief Executive Officer, Domtar Inc., a pulp and paper company	December 1986	87,000 2,464	Common Shares of the Corporation Deferred Share Units of the Corporation
GUY ST-GERMAIN, C.M. (A)(C) President, Placements Laugerma Inc., a private holding company	May 1991	4,000 22,000 4,000 1,790	Common Shares of the Corporation Subordinate Voting Shares of Power Common Shares of Lifeco Deferred Share Units of the Corporation
EMŐKE J.E. SZATHMÁRY, Ph.D. (A) President and Vice-Chancellor, University of Manitoba	May 1999		—

(A) MEMBER OF THE AUDIT COMMITTEE (B) MEMBER OF THE EXECUTIVE COMMITTEE
(C) MEMBER OF THE COMPENSATION COMMITTEE
(D) CERTAIN MEMBERS OF THE BOARD OF DIRECTORS CHOSE TO RECEIVE ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE BELOW UNDER "COMPENSATION OF DIRECTORS".

COMPENSATION OF DIRECTORS

Each director receives a basic annual retainer of $30,000. An additional annual fee of $10,000 is paid to the Chairman of each Committee. In addition, the Corporation pays each director a fee of $1,250 for each board meeting or committee meeting that the director attends. In addition, Dr. Sylvia Ostry received fees from the Corporation in the amount of $50,000 pursuant to a consulting services agreement whereby she provides business advice to the Corporation in addition to her duties as a director.

The Corporation established a deferred share unit plan (the "Plan") for the directors of the Corporation to promote a greater alignment of interests between directors and shareholders of the Corporation. Under the Plan, each director may elect to receive their annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Common Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a director's membership on the Board is terminated or in the event of the death of a director by a lump sum cash payment, based on the value of a deferred share unit at that time.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for each of the executive officers named (collectively, the "Named Executive Officers") for services rendered in all capacities to the Corporation and its subsidiaries during the financial years indicated.

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION AWARDS		ALL OTHER COMPENSATION ($)
		SALARY ($)	BONUS ($)	OTHER ANNUAL COMPENSATION [3] ($)	SECURITIES UNDER OPTIONS GRANTED (#)		
					PCC [4]	PFC [5]	
Robert Gratton	2001	2,600,000	2,000,000	30,000	–	–	202,000
President and Chief Executive Officer	2000	2,500,000	1,000,000	30,000	–	1,500,000	179,125
	1999	1,990,000	–[2]	–	–	–	87,600
Paul Desmarais, Jr. [1]	2001	405,000	500,000	12,150	700,000	–	188,250
Chairman of the Board	2000	388,500	375,000	8,069	430,000	–	148,065
	1999	375,000	150,000	–	–	–	115,200
André Desmarais [1]	2001	405,000	500,000	12,150	700,000	–	172,750
Deputy Chairman	2000	388,500	375,000	8,069	430,000	–	147,965
	1999	375,000	150,000	–	–	–	101,400
Michel Plessis-Bélair [1]	2001	312,500	200,000	9,375	235,000	–	213,000
Executive Vice-President and Chief Financial Officer	2000	300,000	100,000	6,231	79,500	–	184,915
	1999	275,000	55,000	–	–	–	131,000
Arnaud Vial [1]	2001	202,500	87,500	41,926	105,000	–	–
Senior Vice-President, Finance	2000	232,800	60,000	9,900	64,500	–	–
	1999	187,500	37,500	6,000	–	–	–

[1] DENOTES PORTION OF SALARY, BONUS AND OTHER ANNUAL COMPENSATION PAID TO EACH SUCH NAMED EXECUTIVE OFFICER AS AN EXECUTIVE OF THE CORPORATION.

[2] A BONUS WAS GRANTED TO MR. GRATTON IN 2000 TO RECOGNIZE HIS CONTRIBUTION TO THE CORPORATION OVER THE PRECEDING FIVE-YEAR PERIOD. THE AMOUNT ATTRIBUTABLE TO 1999 WAS $440,000.

[3] ALL OR A PORTION OF THIS COMPENSATION REPRESENTS THE CORPORATION'S CONTRIBUTION TO POWER'S SHARE PURCHASE PLAN, WHICH IS OFFERED TO ALL EMPLOYEES OF THE CORPORATION.

[4] DENOTES THE TOTAL NUMBER OF SUBORDINATE VOTING SHARES OF POWER COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE POWER EXECUTIVE STOCK OPTION PLAN.

[5] DENOTES THE TOTAL NUMBER OF COMMON SHARES OF THE CORPORATION COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE EMPLOYEE STOCK OPTION PLAN.

OPTION GRANTS IN LAST FINANCIAL YEAR

POWER FINANCIAL CORPORATION EMPLOYEE STOCK OPTION PLAN

There was no grant of stock options made to the Named Executive Officers under the Employee Stock Option Plan during the financial year ended December 31, 2001.

POWER CORPORATION OF CANADA EXECUTIVE STOCK OPTION PLAN

The table below shows information regarding grants of stock options to acquire Subordinate Voting Shares of Power made to the Named Executive Officers under Power's Executive Stock Option Plan, during the financial year ended December 31, 2001.

NAME	SECURITIES UNDER OPTIONS GRANTED (#)[1] [2]	PERCENTAGE OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR	EXERCISE OR BASE PRICE ($/SECURITY)	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF GRANT ($/SECURITY)	EXPIRATION DATE
Paul Desmarais, Jr.	700,000	30	35.325	35.325	April 3, 2011
André Desmarais	700,000	30	35.325	35.325	April 3, 2011
Michel Plessis-Bélair	235,000	10	35.325	35.325	April 3, 2011
Arnaud Vial	105,000	4.5	35.325	35.325	April 3, 2011

[1] DENOTES OPTIONS ON SUBORDINATE VOTING SHARES OF POWER UNDER THE POWER EXECUTIVE STOCK OPTION PLAN, CERTAIN PORTIONS OF WHICH ARE ATTRIBUTABLE TO THE NAMED EXECUTIVE OFFICER'S SERVICES TO THE CORPORATION AND THE REST TO THE SERVICES HE RENDERS TO POWER. THE TOTAL NUMBER OF UNDERLYING SUBORDINATE VOTING SHARES COVERED BY OPTIONS IS SHOWN.

[2] EXERCISABLE AS TO 50% AFTER ONE YEAR, 75% AFTER TWO YEARS AND 100% AFTER THREE YEARS FROM THE DATE OF GRANT OF THE OPTIONS.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table summarizes for each of the Named Executive Officers the number of shares acquired pursuant to exercises of stock options during the financial year ended December 31, 2001, the aggregate value realized upon exercise, and the number of Common Shares of the Corporation covered by unexercised options under the Employee Stock Option Plan and the number of Subordinate Voting Shares of Power covered by unexercised options under the Power Executive Stock Option Plan, in both cases as at December 31, 2001.

NAME		SECURITIES ACQUIRED ON EXERCISE (#)	AGGREGATE VALUE REALIZED ($)	UNEXERCISED OPTIONS AT YEAR-END (#) EXERCISABLE/ UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR-END ($) EXERCISABLE/ UNEXERCISABLE
Robert Gratton	[1]	–	–	5,880,000 / 900,000	165,208,007 / 9,990,000
	[2]	–	–	– / –	– / –
Paul Desmarais, Jr.	[1]	–	–	– / –	– / –
	[2]	199,000	5,313,540	1,464,000 / 915,000	30,303,080 / 6,035,025
André Desmarais	[1]	–	–	– / –	– / –
	[2]	125,000	3,589,579	1,748,000 / 915,000	38,866,954 / 6,035,025
Michel Plessis-Bélair	[1]	–	–	– / –	– / –
	[2]	53,000	1,335,831	209,750 / 274,750	2,605,229 / 1,499,566
Arnaud Vial	[1]	–	–	– / –	– / –
	[2]	–	–	132,250 / 137,250	2,214,704 / 905,254

[1] DENOTES OPTIONS ON COMMON SHARES OF THE CORPORATION UNDER THE CORPORATION'S EMPLOYEE STOCK OPTION PLAN.

[2] DENOTES OPTIONS ON SUBORDINATE VOTING SHARES OF POWER UNDER THE POWER EXECUTIVE STOCK OPTION PLAN, CERTAIN PORTIONS OF WHICH ARE ATTRIBUTABLE TO THE NAMED EXECUTIVE OFFICER'S SERVICES TO THE CORPORATION AND THE REST TO THE SERVICES HE RENDERS TO POWER. THE TOTAL NUMBER OF UNDERLYING SUBORDINATE VOTING SHARES COVERED BY OPTIONS IS SHOWN.

PENSION BENEFITS

Power has a Supplementary Executive Retirement Plan (the "SERP") pursuant to which a pension benefit may become payable to certain of the executive officers of the Corporation or any subsidiary of Power (the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors of Power. Messrs. Paul Desmarais, Jr., André Desmarais, Michel Plessis-Bélair and Arnaud Vial participate in the SERP.

Under the SERP a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest three years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under Power's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses received in respect of all Power group positions during the participant's final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6 ⅔ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than five years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55.

The following table sets forth the annual pension benefits payable under the SERP and under Power's basic pension plan to participants, based on their total Power group average compensation.

	YEARS OF CREDITED SERVICE AT AGE 62		
REMUNERATION	5	10	15 OR MORE
$175,000	$ 27,000	$ 62,000	$ 97,000
$200,000	$ 32,000	$ 72,000	$112,000
$225,000	$ 37,000	$ 82,000	$127,000
$250,000	$ 42,000	$ 92,000	$142,000
$300,000	$ 52,000	$112,000	$172,000
$400,000	$ 72,000	$152,000	$232,000
$500,000	$ 92,000	$192,000	$292,000
$600,000	$112,000	$232,000	$352,000
$700,000	$132,000	$272,000	$412,000

Respective years of credited service under the SERP as of December 31, 2001, for the SERP participants are as follows: Mr. Paul Desmarais, Jr., 10.17 years; Mr. André Desmarais, 9.58 years; Mr. Michel Plessis-Bélair, more than 15 years and Mr. Arnaud Vial 4.83 years.

The Corporation has also entered into a pension benefit arrangement with its President and Chief Executive Officer under which annual pension benefits will become payable to such officer calculated on the basis of 6 per cent per year of employment with the Corporation applied to the average of the highest 3 years of compensation out of the final 10 years of employment with the Corporation up to the maximum of 60 per cent of average compensation after 10 years of employment. The number of years of service covered under this arrangement for the President and Chief Executive Officer as of December 31, 2001 was 12.43 years. The average compensation covered under this arrangement as of December 31, 2000 for this officer was $3,037,308 and as of December 31, 2001 was $3,437,308.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Board of Directors of the Corporation has a Compensation Committee (the "Committee") composed of Messrs. Guy St-Germain, Paul Desmarais, Sr., Gérald Frère and Raymond Royer. These four directors are not employees nor officers of the Corporation.

The following is the report of the Committee describing the compensation policies and rationale applicable to the Corporation's executive officers, other than the Chairman of the Corporation, with respect to the compensation paid to such executive officers for the year ended December 31, 2001. (The compensation of Mr. Paul Desmarais, Jr. as Chairman of the Corporation is determined by the Compensation Committee of the Board of Directors of Power Corporation of Canada which applies criteria substantially similar to those set out below.)

The mandate of the Committee is determined by the Corporation's Board of Directors. The Committee is familiar with compensation packages in industry and familiarizes itself with remuneration practices in general. The Committee obtains advice from independent professional specialists in the field of executive compensation.

The Corporation's executive compensation program is designed to attract, retain and reward qualified and experienced executive officers who contribute to the success of the Corporation. Executive officers are motivated through various elements of the program to perform effectively and enhance long-term returns for shareholders.

The Corporation's executive compensation program includes salary and a long-term incentive compensation component comprising share options on the Common Shares of the Corporation under its Employee Stock Option Plan or on Subordinate Voting Shares of Power under the Power Executive Stock Option Plan.

In designing and administering the individual elements of the executive compensation program, the Committee strives to balance short-term and long-term incentive objectives and uses prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

The Corporation's philosophy is to set salary levels by comparison with companies in the private sector of a similar size, type and position in the market place and taking into account the nature of the Corporation's business in Canada, the United States and Europe. Salaries are reviewed annually for market competitiveness and reflect each executive's job responsibilities, experience and proven or expected performance.

The Committee believes that the long-term incentives in the form of options play an important role in aligning the interests of executive officers and the Corporation's shareholders. When determining whether and how many new options are to be granted, the Committee considers a number of factors including importance of retaining the incumbent in a competitive employment market, as well as salary, level of responsibility and the amount and terms of outstanding options held by the incumbent.

The compensation package of the Chief Executive Officer includes a base salary and a bonus component. The Chief Executive Officer also participates in the Corporation's Employee Stock Option Plan from time to time.

The Committee bases the compensation of the Chief Executive Officer on the policies described above. More specifically, in establishing the Chief Executive Officer's compensation entitlements, the Committee takes into consideration his contribution to the Corporation through leadership in establishing strategic direction and in the management of the Corporation and its subsidiaries, the effective development and growth of the Corporation, increases in shareholder value, growth in the value of the underlying assets of the Corporation, the financial performance of subsidiaries, corporate acquisitions, and the development of new investment opportunities and relationships for the Corporation and its subsidiaries.

The Committee recognizes that a very substantial portion of the Corporation's activities are located in the United States and that accordingly the compensation arrangements of the Chief Executive Officer should take into consideration U.S. practices and levels. In addition, the Committee considers it important that the compensation package should reflect the Corporation's entrepreneurial roots and corporate culture. The Chief Executive Officer's compensation package is heavily weighted toward long-term incentives, primarily stock options with delayed vesting provisions, in order to align the interests of the Chief Executive Officer with the interests of shareholders and with the Board's objective of providing long-term growth in value.

Guy Saint-Germain (Chairman)
Paul Desmarais, Sr.
Gérald Frère
Raymond Royer

DIRECTORS AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased liability insurance for its directors and officers. The total amount of such insurance purchased and paid for by the Corporation and Power Corporation, its parent company, for both groups is $50,000,000 at a cost of $204,800 per year with a retention amount (deductible) of $1,000,000.

PERFORMANCE GRAPH

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Common Shares compared with the TSE 300 Composite Index, over the five-year period ended December 31, 2001.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.

FIVE-YEAR CUMULATIVE TOTAL RETURNS

VALUE OF $100 INVESTED ON DECEMBER 31, 1996



COMPOUND ANNUAL GROWTH
PFC
TSE 300
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
INDEX VALUE
28.5%
6.8%
1996
1997
1998
1999
2000
2001

Note:
PFC: Assumes that all dividends were reinvested.
TSE 300: Total return index (all dividends reinvested).

APPOINTMENT OF AUDITORS

Deloitte & Touche LLP or its predecessor firms have been the auditors of the Corporation since fiscal year-end 1981. It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed if approved by a majority of the votes cast at the Meeting.

AVAILABLE DOCUMENTATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, one copy of (i) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of financial condition and results of operations and any interim financial statements of the Corporation issued subsequent to the annual financial statements and (iii) the information circular of the Corporation in respect of the most recent Annual Meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

APPROVAL BY DIRECTORS

The contents and the sending of this Management Proxy Circular have been approved by the directors.

Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 8, 2002